Refresh Bob Evans

The Case and Nominees For Change

July 2014
www.refreshbobevans.com

SANDELL
CASTLERIGG INVESTMENTS

Disclaimer

THIS PRESENTATION WITH RESPECT TO BOB EVANS FARMS, INC. ("BOB EVANS" OR THE "COMPANY'") IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF SANDELL ASSET MANAGEMENT CORP. ("SAMC"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION AND SAMC ANALYSES. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC BY THE COMPANY OR OTHER COMPANIES CONSIDERED COMPARABLE, AND FROM OTHER THIRD PARTY REPORTS.

SAMC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM A THIRD PARTY. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF SAMC'S ACTION PLAN SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT SAMC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. SAMC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. SAMC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. PRIVATE INVESTMENT FUNDS ADVISED BY SAMC CURRENTLY HOLD SHARES OF COMMON STOCK AND SECURITIES REPRESENTING AGGREGATE BENEFICAL OWNERSHIP OF APPROXIMATELY 7.6%[1] OF THE OUTSTANDING COMMON STOCK OF THE COMPANY. SAMC MANAGES INVESTMENT FUNDS THAT ARE IN THE BUSINESS OF TRADING – BUYING AND SELLING – PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE SAMC AND/OR ONE OR MORE OF THE INVESTMENT FUNDS IT MANAGES, FROM TIME TO TIME (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), TO SELL ALL OR A PORTION OF THEIR SHARES (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES. SAMC AND SUCH INVESTMENT FUNDS ALSO RESERVE THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE COMPANY AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO, COMMUNICATING WITH MANAGEMENT OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY AND OTHER INVESTORS AND THIRD PARTIES, AND CONDUCTING A PROXY OR CONSENT SOLICITATION WITH RESPECT TO POTENTIAL GOVERNANCE CHANGES, INCLUDING THE ELECTION OF PERSONS TO THE BOARD OF DIRECTORS OF THE COMPANY.

4 Wklv dp rxqwh{foxghv fhuwdlq ixqgv wkdwduh p dqdjhg e| Wrp Vdqghoo/FHR riVdqghoo/z klfk duh qrwsduwlflsdwlqj lq wklv vrdflwdwlrq

SANDELL CASTLERIGG INVESTMENTS

Additional Information Regarding the Solicitation

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD., CASTLERIGG ACTIVE INVESTMENT FUND, LTD., CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, L.P., CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD., PULTENEY STREET PARTNERS, L.P. AND THOMAS E. SANDELL (COLLECTIVELY, "SANDELL") AND DOUGLAS N. BENHAM, CHARLES M. ELSON, DAVID W. HEAD, C. STEPHEN LYNN, ANNELISE T. OSBORNE, ARON I. SCHWARTZ, MICHAEL WEINSTEIN AND LEE S. WIELANSKY (TOGETHER WITH SANDELL, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF BOB EVANS FARMS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, MACKENZIE PARTNERS, INC., SANDELL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (800) 322-2885.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON JULY 15, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Refresh Bob Evans

Executive Summary

About Sandell Asset Management

- Sandell Asset Management Corp. ("Sandell") is a leading private, alternative asset management firm specializing in global corporate event-driven investing
- Over 16 years of managing event-driven strategies across both equity- and credit-oriented opportunities
- Combines bottom-up and top-down analysis to create a portfolio with low downside volatility
- Chief Executive Officer and Portfolio Manager, Tom Sandell, founded Sandell Asset Management in 1998, and has been investing in global corporate events since the late 1980's
- Global presence with offices in New York (since 1998) and London (since 2001)

Overview of Bob Evans Farms, Inc.

Bob Evans

+' p lodrqv/h{fhswshuvkduh,	
Current Price	$45.98
52-Week High	60.22
52-Week Low	43.19
FY 2015E Revenue	$1,396
FY 2015E EBITDA	$164
FY 2015E EPS	$1.94
Market Cap	$1,081
Add: Debt	460
Less: Cash & Notes	(24)
Enterprise Value	$1,517

Bob Evans Farms, Inc. ("Bob Evans" or the "Company") was founded in 1953 by the Company's namesake and became publicly traded in 1963

The Company operates in two distinct business segments: Bob Evans Restaurants, and Bob Evans Farms Foods ("BEF Foods")

- Bob Evans Restaurants owns and operates 561 restaurants in 19 states, primarily in the Midwest, mid-Atlantic and Southeast regions of the US
- BEF Foods distributes a wide variety of refrigerated and frozen foods at 30,000+ retail locations in 50 states and Mexico, with production facilities in Michigan, Ohio, and Texas

Revenue by Segment


BEF foods, inc.
28%
72%
Bob Evans
RESTAURANT

Vrxufh=Eorrpehuj +dv riMxo 56/5347,>VHF Ilolqjv

Executive Summary: Situation Overview

Sandell has beneficial ownership of 7.6%[1] of Bob Evans, making us one of the Company's largest shareholders

We initially acquired our position in Bob Evans because we believed that Bob Evans was materially undervalued and that the Company's stock price did not fairly reflect the significant value associated with the Company's unique assets

While we initially saw transactional opportunities to unlock the value associated with the Company's unique assets, our subsequent extensive discussions with Bob Evans, its shareholders, and numerous industry and investment professionals, coupled with the Company's consistently poor operating results, have revealed many other operational and cultural issues that need to be urgently addressed

During our engagement with the Company over the course of an entire year, we have come to believe that change is desperately needed not only because of the significant value that could be unlocked, but also because there is a very real financial risk to shareholders of the Company if substantial and comprehensive change is not effected (see quotes on pages 28, 38 and 95)

We have attempted to constructively engage with the management and Board of Directors (the "Board") of Bob Evans for over a year in the hopes of seeing change that would ultimately result in better value reflected in the Company's stock price and, aside from a recent and in our view wholly disingenuous attempt to address our governance concerns, we have not seen any inclination whatsoever on the Company's part to embrace meaningful change

We put extensive thought and took great care to construct an alternative slate of directors, each of whom is independent of Sandell, that possess a diverse set of skills and experiences to help fix the problems facing Bob Evans in order to deliver sustainable shareholder value

Our nominees have identified a number of potential solutions for the Company which they believe will help improve sales, reduce expenses, and ultimately unlock significant shareholder value

- Beyond any specific recommendation from our nominees, Bob Evans and its Board requires profound cultural change which we believe our nominees would immediately provide

Ultimately, the vote at this year's Annual Meeting is about the credibility of directors to represent the best interests of shareholders and create a culture of accountability

4 Wklv dp rxqwh{foxghv fhuwdlq ixqgv wkdwduh p dqdjhg e| Wrp Vdqgho/FHR riVdqgho/zklfk duh qrwsduwlflsdwlqj lq wklv vrdflwdwlrq

Executive Summary: Bob Evans Abysmal Total Shareholder Return

Bob Evans' shareholders have suffered dramatic and sustained long-term stock price under-performance versus:

- ☒ The Company's selected proxy peer group
- ☒ The Company's most comparable family dining peer, Cracker Barrel Old Country Store, Inc. ("Cracker Barrel")
- ☒ Family & Casual Dining Peers (non-majority franchised)

Bob Evans' Total Shareholder Return Relative to:

	Cracker Barrel Old Country Store	Proxy Peers	Family & Casual Dining Peers
1 Year	-10.0%	-17.0%	-9.1%
3 Year	-48.4%	-33.4%	-13.9%
5 Year	-121.2%	-130.1%	-47.9%
10 Year	-128.2%	-160.2%	-53.8%

Bob Evans' total shareholder return speaks for itself

Vrxufh=Eorrp ehuj +dv riDsulo54/5347/zklfk zdv sulru wr Vdqghoőv qrp lqdwlrq ri lwv lqghshqghqwvodwh,
Qrwh=Sur{| Shhuv frqvlvw ri=EK/EMJL/EZ OG/FDNH/FEUO/GDYH/GHQQ/GLQ/GS]/GUL/HDW/IUV/KDLQ/OQFH/P FG/P NF/SQUD/S]]D/UUJE/UW/VDIP/VMP/WDVW/Z HQ/dqg \XP >
dv shu Ere HydqvŰ5347 Sur{| Vwdwhp hqw
Qrwh=Idplo|) FdvxdoGlqlqj Shhuv +qrq0p dmrulw| iudqfklvhg, frqvlvwri=EMJL/EOP Q/FDNH/FEUO/GUL/HDW/UUJE/dqg W[UK
Qrwh=Z h ehdhyh wkdwFudfnhu Eduuhov wkh p rvwfrp sdudeoh idplo| glqlqj shhuwr Ere Hydqv +uhihuwr fdvh vwxg| rq sdjh 438,

SANDELL CASTLERIGG INVESTMENTS

Executive Summary: Poor Operating Performance

There are a litany of operating problems that have plagued Bob Evans, including:

- ☒ Repeated reduction in earnings guidance
- ☒ Missing consensus earnings in 14 of the last 24 quarters
- ☒ Consistently poor and declining same store sales
- ☒ Bloated corporate overhead
- ☒ Inordinately high SG&A expenses
- ☒ Abysmal returns on invested capital
- ☒ Failed 'Farm Fresh Refresh' remodeling initiative
- ☒ Industry-worst margins

The shareholder returns at Bob Evans are directly linked to its consistently poor operating results

Executive Summary: Unrecognized Asset Value

Despite its worst-in-class performance, Bob Evans has not taken the necessary steps to unlock the value of its unique real estate assets and its packaged foods business, BEF Foods

We do not believe that the current Board is sufficiently impartial to undertake a clear-eyed assessment of these unique assets, particularly given the rigid and often-repeated statements of Chairman and CEO, Stephen Davis, that these assets have "synergies" or provide the Company with "flexibility"

Real Estate

- The Company owns 86% of real estate – considerably more than its peers
- Based on numerous unsolicited approaches from highly-credible real estate investment firms, we believe the value of the Company's real estate may exceed $900 million
- The Company's repeated, facile excuses for not unlocking real estate value are disingenuous and demonstrate a total lack of financial sophistication

BEF Foods

- BEF Foods has demonstrated no meaningful synergies with Bob Evans restaurants
- Private label revenue growth is hindered due to BEF Foods being tethered to one specific restaurant brand
- The robust M&A environment in the protein industry presents a unique opportunity for the Company to potentially unlock significant value

Isn't it the responsibility of the Bob Evans' Board to at minimum fully explore these options?

Executive Summary: Wasteful and Spendthrift Culture

Symbolic of the poor Board oversight at Bob Evans, the Company has spent millions of shareholder dollars on corporate **luxuries which seem preposterous for a ‘farm’ oriented family dining restaurant brand**

$48 million New HQ



Bob Evans

$21 million New Corporate Jet*



Sausage, Farms, Home-style Cooking and…d Sulydwh SodqhB

- Wkh DlufudiwEoxherrn flwhv d ’541< p loolrq dyhudjh uhwdlosulfh iruwklv w|sh ridlusodqh1Wkh slfwxuh deryh lv wkh vdp h fodvv ridlufudiw+5346 Erp edugLhu Fkdoohqjhu633,wkdwwkh Frp sdq| uhfhqwo| sxufkdvhg

Executive Summary: Failed Board Stewardship

We believe these problems at Bob Evans are the direct result of the failed policies and a wasteful culture sanctioned by a stale and entrenched Board of Directors who have failed to exert effective management oversight and have lost all credibility with shareholders

- **The Board, through multiple personal connections both to Steven Davis, who is Chairman and CEO, as well as amongst themselves, is in our opinion, highly conflicted**
- Prior to Sandell's nomination of an independent slate, the average Director had served on the Bob Evans Board for **over 14 years and five of ten Directors had been on the Board for more than 15 years**
- Of great concern, the past may be prologue when one considers the Company's disastrous history with Mimi's Café ("Mimi's"), which was overseen by **nine** of the Company's current Directors
- The Board has a long and troubling history of taking entrenchment actions to disenfranchise shareholders
- The Board faced recent litigation from Sandell and another institutional investor over their attempt to thwart shareholder rights by enacting an improper bylaw amendment and only after we filed suit did the Board withdraw their entrenching bylaw amendment
- The Board's resistance to an realistic settlement with Sandell and its disingenuous representation of their "settlement attempts" have demonstrated the extreme lengths they will go to prevent independent oversight
- We do not believe that the vast majority of current Directors have earned the right to represent shareholders on the Board

Should a Company that claims to "embrace good governance" wait to get sued by multiple shareholders before overturning an entrenching bylaw amendment?

Executive Summary: Nominees Suggestions for Fixing Bob Evans

Our slate of **genuinely independent** nominees to the Board of Bob Evans have the relevant experience and expertise to fix the problems at the Company

Our nominees have organized their suggestions for fixing Bob Evans into four categories:

✓ TOP-LINE IMPROVEMENT

- Revise Brand Position and Improve Customer Experience
- Simplify and Enhance Menu
- Optimize Marketing Effectiveness

✓ BOTTOM-LINE IMPROVEMENT

- Improve Restaurant Margins
- Reduce Corporate Overhead
- Reassess Capital Spending
- Future Franchise Opportunities

✓ REALIZING VALUE FOR ASSETS

- Alternatives Related to Real Estate
- Alternatives Related to BEF Foods

✓ CHANGING THE CORPORATE CULTURE

- Improve Corporate Governance Structure
- Ensure that Corporate Culture Matches Corporate Brand
- Continuity and Transition Planning

The problems facing Bob Evans are fixable…but only with the right Board in place

Executive Summary: Nominees

To address these problems and best position Bob Evans to deliver enhanced shareholder value, we have submitted an outstanding slate of eight Nominees for election to the Board of Bob Evans

Our diverse set of independent nominees boast extensive experience in: restaurant operations, finance, franchising, restructuring, corporate governance, food and beverage marketing, real estate, and strategic planning



Doug Benham



Charles Elson



David Head



Steve Lynn



Annelise Osborne



Aron Schwartz



Mike Weinstein



Lee Wielansky

Our nominees are independent of the Company and Sandell, and possess the background and experience necessary to effect meaningful change in order to reposition Bob Evans for success

Refresh Bob Evans

Abysmal Total Shareholder Return

Peer Group Selection

Peer Group Rationale

The peers listed on the right were selected because they operate in the Family and Casual Dining space and a majority of their restaurants are non-franchised

We refer to these peers throughout the presentation as "Family & Casual Dining" peers

We believe that Cracker Barrel is the most comparable peer to Bob Evans due to its focus on family dining, its similar size in terms of number of restaurants, and its pursuit of a non-franchised business model (refer to case study on page 105)

Throughout this presentation we specifically highlight Cracker Barrel's performance compared to Bob Evans

Company	Market Value	Majority Franchise?
BJ's Restaurants	$ 879	No
Bloomin' Brands	2,520	No
Brinker International	2,907	No
Cheesecake Factory	2,196	No
Cracker Barrel	2,327	No
Darden Restaurants	5,887	No
Red Robin	929	No
Texas Roadhouse	1,725	No

Vrxufh=Eorrp ehuj +dv riMxo| 56/5347,>VHF ilolqjv

Peer Group Selection (cont.)

Denny's and DineEquity were not selected as peers because a majority of their restaurants are franchised (91% and 99% respectively)

Ruby Tuesday was not selected as a peer due its small market value ($446 million), substantial financial leverage, and significant operating losses associated with its extensive restaurant closing-closing efforts

We note that the Company's 2014 Proxy Peers make Bob Evans' relative performance look far worse than our justly selected "Family & Casual Dining" peers

Vrxufh=Eorrp ehuj +dv riMxo| 56/5347,>VHF ilbqjv

One Year Total Shareholder Return vs. Peers

Proxy Peers
+28.4%

Cracker Barrel Old Country Store
+21.3%

Family & Casual Dining
+20.4%

Bob Evans
+11.3%



50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Apr-13
Jul-13
Oct-13
Jan-14
Bob Evans
Proxy Peers
Cracker Barrel
Family & Casual Dining Peers
Cracker Barrel Old Country Store
Bob Evans

Vrxufh=Eorrpehuj +dv riDsuб54/5347/zklfk zdv sulruwr Vdqghoőv qrp lqdwlrq ri lw lqghshqghqwvodwh,
Qrwh=Sur{|Shhuv frqvlvwriEK/EMUL/EZOG/FDNH/FEUO/GDYH/GHQQ/GIQ/GS]/GUL/HDW/IUV/KDIQ/OQFH/PFG/PNF/SQUD/S]]D/UUJE/UW/VDIP/VMP/WDVW/ZHQ/dqg \XP > dv shuEre HydqvÚ5347 Sur{|Vwdwhphqw
Qrwh=Idp lo|) FdvxdoGlqlqj Shhuv +qrq0pdmrulw|iudqfklvhg,frqvlvwriEMUL/EOPQ/FDNH/FEUO/GUL/HDW/UUJE/dqg W[UK
Qrwh=Zh ehdhyh wkdwFudfnhuEduhohlv wkh prvwfrpsdudeoh idp lo|glqlqj shhuwr Ere Hydqv +uhihuwr fdvh vwxg|rq sdjh 438,

SANDELL CASTLERIGG INVESTMENTS

Three Year Total Shareholder Return vs. Peers



Old Country Store
+102.5%
Proxy Peers
+87.5%
Family & Casual Dining
+68.0%
+54.1%
Bob Evans
Proxy Peers
Cracker Barrel
Family & Casual Dining Peers
Apr-11
Apr-12
Apr-13
Apr-14

Vrxufh=Eorrpehuj +dv riDsub54/5347/zklfk zdv sulruwr Vdqghoó́v qrp lqdwlrq rilw lqghshqghqwvodwh,
Qrwh=Sur{|Shhuv frqvlvw ri=EK/EMUI/EZOG/FDNH/FEUO/GDYH/GHQQ/GIQ/GS]/GUI/HDW/IUV/KDIQ/OQFH/PFG/PNF/SQUD/S]]D/UUJE/UW/VDIP/VMP/WDVW/ZHQ/dqg \XP>
dv shuEre HydqvÚ5347 Sur{|Vwdwhphqw
Qrwh=Idplo|) FdvxdoGlqlqj Shhuv +qrq0pdmrulw|iudqfklvhg,frqvlvwri=EMUI/EOPQ/FDNH/FEUO/GUI/HDW/UUJE/dqg W[UK
Qrwh=Zh ehdhyh wkdwFudfnhuEduholv wkh prvwfrpsdudeoh idplo|glqlqj shhuwr Ere Hydqv +uhihuwr fdvh vwxg|rq sdjh 438,

Five Year Total Shareholder Return vs. Peers

Proxy Peers
+237.5%

Cracker Barrel Old Country Store
+228.7%

Family & Casual Dining
+155.4%

Bob Evans
+107.5%



Bob Evans
Proxy Peers
Cracker Barrel
Family & Casual Dining Peers
350%
300%
250%
200%
150%
100%
50%
0%
-50%
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Cracker Barrel Old Country Store
Bob Evans

Vrxufh=Eorrp ehuj +dv riDsub54/5347/z klfk z dv sulruwr Vdqghoő́v qrp lqdwlrq ri lw lqghshqghqwvodwh,
Qrwh=Sur{| Shhuv frqvlvw ri=EK/EMUL/EZ OG/FDNH/FEUO/GDYH/GHQQ/GIQ/GS]/GUL/HDW/IUV/KDIQ/OQFH/P FG/P NF/SQUD/S]]D/UUJE/UW/VDIP /VMP /WDVW/Z HQ/dqg \XP >
dv shuEre HydqvŰ5347 Sur{| Vwdwhp hqw
Qrwh=Idp lo|) FdvxdoG lqlqj Shhuv +qrq0p dmrulw| iudqfklvhg,frqvlvwri=EMUL/EOP Q/FDNH/FEUO/GUL/HDW/UUJE/dqg W[UK
Qrwh=Z h ehdhyh wkdwFudfnhuEduhov wkh p rvwfrp sdudeoh idp lo| glqlqj shhuwr Ere Hydqv +uhihuwr fdvh vwxg| rq sdjh 438,

SANDELL CASTLERIGG INVESTMENTS

Ten Year Total Shareholder Return vs. Peers

Proxy Peers +239.4%

+207.4%

Family & Casual Dining +133.0%

+79.2%



300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Bob Evans
Proxy Peers
Cracker Barrel
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14

Vrxufh=Eorrp ehuj +dv riDsub54/5347/zklfk zdv sulruwr Vdqghoőv qrp lqdwlrq rilw lqghshqghqwvodwh,
Qrwh=Sur{|Shhuv frqvlvwvri=EK/EMUL/EZ OG/FDNH/FEUO/GDYH/GHQQ/GIQ/GS]/GUL/HDW/IUV/KDIQ/OQFH/P FG/P NF/SQUD/S]]D/UUJE/UW/VDIP /VMP /WDVW/Z HQ/dqg \XP >
dv shuEre HydqvŰ5347 Sur{|Vwdwhp hqw
Qrwh=Idp lo|) FdvxdoGlqlqj Shhuv +qrq0p dmrulw|iudqfklvhg,frqvlvwri=EMUL/EOP Q/FDNH/FEUO/GUL/HDW/UUJE/dqg W[UK
Qrwh=Z h ehdhyh wkdwFudfnhuEduhovwkh p rvwfrp sdudeoh idp lo|glqlqj shhuwr Ere Hydqv +uhihuwr fdvh vwxg|rq sdjh 438,

"**We are very pleased** *with many of the transformations that have taken place within Bob Evans….One of the things that we've been able to accomplish over the last five years is we've outperformed the Nasdaq, the Russell 1000, and also the S&P 500.* ***That's to me the measure if we're truly having success….***"

– Steven Davis, Chairman & CEO of Bob Evans[1]

In no way do we believe Bob Evans is "truly having success"

4 Vrxufh=Ere Hydqv*Fkdlup dq riwkh Erdug Vwhyh Gdylv/Mxo| 57/5346 +zzz1|rxwxeh1frp 2zdwfkBy@FSFqURkx5q,/ hp skdvlv dgghg,

SANDELL CASTLERIGG INVESTMENTS

Chronic and Severe Stock Price Underperformance

Bob Evans' Total Shareholder Return Relative to:	Cracker Barrel Old Country Store	Proxy Peers	Family & Casual Dining Peers
1 Year	-10.0%	-17.0%	-9.1%
3 Year	-48.4%	-33.4%	-13.9%
5 Year	-121.2%	-130.1%	-47.9%
10 Year	-128.2%	-160.2%	-53.8%

Shareholders of Bob Evans have suffered years of woeful under-performance

Vrxufh=Eorrp ehuj +dv riDsub54/5347/z klfk z dv sulruwr VdqghoóÝv qrp lqdwlrq ri lw lqghshqghqwvodwh,
Qrwh=Sur{| Shhuv frqvlvw ri=EK/EMUL/EZ OG/FDNH/FEUO/GDYH/GHQQ/GIQ/GS]/GUL/HDW/IUV/KDIQ/OQFH/P FG/P NF/SQUD/S]]D/UUJE/UW/VDIP /VMP /WDVW/Z HQ/dqg \XP >
dv shuEre HydqvÚ5347 Suhdp lqdu| Sur{| Vwdwhp hqw
Qrwh=Idp lo|) FdvxdoGlqlqj Shhuv +qrq0p dmrulw| iudqfklvhg,frqvlvwri=EMUL/EOP Q/FDNH/FEUO/GUL/HDW/UUJE/dqg W[UK
Qrwh=Z h ehdhyh wkdwFudfnhuEduhodv wkh p rvwfrp sdudedh idp lo| glqlqj shhuwr Ere Hydqv +uhihuwr fdvh vwxg| rq sdjh 438,

SANDELL CASTLERIGG INVESTMENTS

Refresh Bob Evans

Consistently Poor Operating Performance

Management Repeatedly Reduced Its Guidance for FY 2014…



$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
Earnings Per Share
$2.60 to $2.67
$2.60 to $2.65
$2.20 to $2.30
$1.60 to $1.75
Oct. 22, 2013
Dec. 4, 2013
Jan. 27, 2014
Mar. 4, 2014

Vrxufh=VHF ilolqjv>Fdslwdo IT

..and Has Already Started to Guide-Down for FY 2015


$2.80 to $3.00
$1.90 to $2.20
Earnings Per Share
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
Mar. 4, 2014
Jul. 8, 2014

Howard Penney @HedgeyeHWP · Jul 8

$BOBE Mgmt provides FY15 EPS guidance of $1.90-2.20 vs prior guidance $2.80-3.00 and then says "trust us" we have a plan! LOL

★ 2

"One major concern that continues to linger I think is the fact that your earnings outlooks over the recent past have been massively reduced on a pretty consistent basis."

– Brian Bittner, Oppenheimer

Bob Evans Farms Q4 2014 Earnings Call, July 9, 2014

Vrxufh=wz lwhulfrp >VHF ildqjv>FdslwdoIT Wudqvfulsw

SANDELL CASTLERIGG INVESTMENTS

Bob Evans Repeatedly Misses Consensus Estimates



Quarterly Earnings Per Share
$1.00
$0.50
$0.00
-$0.50
-$1.00
-$1.50
-$2.00
-$2.50
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Consensus Estimates
Actual
Beat (Miss)

Bob Evans has missed consensus EPS estimates 14 out of the last 24 quarters

Vrxufh=VHF ilbqjv>FdslwdoIT

SANDELL CASTLERIGG INVESTMENTS

Bob Evans Underperforms Both the Knapp-Track Casual Dining Index , and…


4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
Same Store Sales
0.3%
-2.0%
-1.0%
-3.5%
-0.6%
-1.5%
-2.0%
-2.3%
0.0%
-2.9%
0.4%
-1.5%
-1.7%
-3.8%
-4.7%
-2.3%
-1.8%
-1.5%
-6.7%
-1.7%
-3.6%
-0.8%
-2.7%
-0.6%
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Bob Evans
Knapp-Track Index
Bob Evans Outperform (Underperform)

"We are surprised the stock did not pull back more given the weak sales trend**, significant earnings revision for FY15, and uncertainty about the Company's future direction; however, **we surmise some investors believe the disappointing results provide the activist shareholder, Sandell Asset Management, with a stronger argument for why investors should nominate its slate of directors."

Key Banc, July 10, 2014 (emphasis added)

Since the start of CY 2014 Bob Evans has underperformed the Knapp-Track Casual Dining Index each month

Vrxufh=VHF ilolqjv>NqdssOWudfn

SANDELL
CASTLERIGG INVESTMENTS

…Its Most Comparable Family Dining Peer, Cracker Barrel


Same Store Sales
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
2.4%
0.3%
2.7%
5.4%
5.4%
2.0%
2.5%
0.4%
3.9%
1.5%
4.3%
2.2%
-0.9%
-1.0%
-0.6%
-2.0%
-2.9%
-1.7%
-4.7%
-2.7%
-2.0%
-6.7%
-3.6%
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
Bob Evans
Cracker Barrel
Bob Evans Outperform (Underperform)

Over the last year, the same store sales at Bob Evans have underperformed Cracker Barrel in 11 of the last 12 months

Vrxufh=VHF ilolqjv

SANDELL CASTLERIGG INVESTMENTS

Same Store Sales Growth (2009 – Present) vs. Cracker Barrel



Same Store Sales Growth
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-0.3%
-1.7%
-3.5%
0.8%
-1.0%
0.2%
-0.6%
2.2%
1.0%
3.1%
-2.1%
0.5%1
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
Bob Evans
Cracker Barrel Old Country Store

Vrxufh=VHF ilolqjv
4 Iluvw qlqh prqwkv ri I\ 5347

SANDELL CASTLERIGG INVESTMENTS

3-Year Average Same Store Sales Growth



TEXAS ROADHOUSE
4.3%
BLOOMIN' BRANDS
3.3%
BJ's
2.9%
RED ROBIN
2.5%
Cracker Barrel Old Country Store
1.8%
The Cheesecake Factory
1.6%
BRINKER INTERNATIONAL
0.8%
Bob Evans
0.5%
DARDEN (Core Brands)
-1.0%

Vrxufh=VHF iloqjv
Uhsuhvhqw Dyhudjh DqqxdoJurz wk

"Hockey Stick" FY 2015 Same Store Sales Guidance



10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
Same Store Sales Growth
"high single-digit increases during the second half of the year"
"a flat to low single-digit increase"
-2.5 to -3.0%
Q1 2015
Q2 2015
Q3 2015
Q4 2015

Z h qrwh wkdwvdp h vwruh vdohv duh surmhfwhg orz hu HYHQ DIWHU frp sohwlrq ri wkh Ere Hydqv ŠIdup Iuhvk Uhiuhvkõ uhp rgholqj lqlwldwlyh

*"In light of the lackluster finish to 4Q14 and start to FY15 in BOBE's restaurant business, we argue **the burden of proof will be on management to reverse the trend of negative comps** in short order. We had thought the completion of the 'Farm-Fresh Refresh' renovation program would have resulted in a swift return to positive same-restaurant sales to begin FY15, but so far this is not the case as comps so far in the quarter are negative despite a lack of negative weather impacts."*

Miller Tabak, July 9, 2014 (emphasis added)

Vrxufh=VHF ilolqjv

SG&A Expense Far in Excess of Peers

The Company suffers from a cost structure that has resulted in SG&A expense far in excess of virtually all its peers

- Because Bob Evans does not pursue a franchising strategy, to most accurately asses the Company's relative cost structure, we compare Bob Evans to its family and casual dining peers that are not majority-franchised
- It is important to note that Bob Evans does not report restaurant advertising expense in SG&A whereas many of its peers do, so to achieve true comparability we must adjust for advertising expense

SG&A Expense

' lq p lolrqv/ olvw iivfdo	hdu	Bob Evans	BJ's	Bloomin' Brands	Brinker International	The Cheesecake Factory	Cracker Barrel Old Country Store	Darden	Red Robin	Texas Roadhouse	Average ex-BOBE
Revenue	$1,328.6	$775.1	$4,129.2	$2,846.1	$1,877.0	$2,644.6	$6,285.6	$1,017.2	$1,422.0	
SG&A (not comparable)	154.6	49.1	268.9	134.5	114.7	143.3	663.5	124.3	77.3	
(riUhyhqxh	4419 7 (	916 7 (	918 4 (	71:6 (	914 4 (	817 5 (	4318 9 (	451 55 (	817 6 (	
Add: Advertising*	27.0	17.1	0.0	82.8	5.9	60.0	0.0	0.0	10.1	
SG&A (comparable)	$181.6	$66.2	$268.9	$217.3	$120.6	$203.2	$663.5	$124.3	$87.4	
SG&A as a % of Revenue	13.67%	8.54%	6.51%	7.64%	6.43%	7.68%	10.56%	12.22%	6.14%	8.22%

Bob Evans' SG&A expense as a % of revenue is 13.67%, far in excess of others and 5.45%, or 545 basis points, higher than the 8.22% average of its family and casual dining peers that are not majority-franchised

Vrxufh=VHF ilolqjv
- Dgyhuwlvlqj dgghg li qrw dolhdg| lqfoxghg lq VJ)D
Qrwh=Z h kljkdjkw sdjh 68 ri H{klelw 4614 wr wkh 430N ilolqj rq 4524;246 e| Krp hol/d gluhfw frp shwlwruwr EHI Irrgv/z klfk lqglfdwhv wkdw Krp hol*v VJ)D h{shqvh z dv :15(ri uhyhqxh iru wkh odvw ilvfdo |hdu1 Ixuwkhup ruh/sdjh 46 ri H{klelw<<15 ri wkh ;0N ilolqj rq 8245247 e| K lovkluh/dqrwkhu gluhfw frp shwlwruwr EHI Irrgv/glvforvhv wkdw K lovkluh*v VJ)D h{shqvh z dv ;1;(ri uhyhqxh1Z h wkxv vhh wkdw wkh dyhudjh ri wkhvh gdwd srlqwv lv ;13(/yhu| forvh wr wkh ;15(dyhudjh ri wkh deryh dvwhg uhvwdxudqw frp sdqlhv/uhiixwlqj srvvleoh fodlp v wkdw wkh ryhudoofrvwvwuxfwxuh ri Ere Hydqv vkrxog eh kljkhugxh e| wkh suhvhqfh ri EHI Irrgv1

Perennially High SG&A Expense

As the following exhibit graphically illustrates, the last fiscal year was not an aberration, as Bob Evans has suffered from high SG&A expenses for a number of years versus the average of its family and casual dining peers that are not majority-franchised



SG&A as a % of Revenue*
14%
13%
12%
11%
10%
9%
8%
7%
6%
SG&A as a % of Revenue*
FY2009
FY2010
FY2011
FY2012
FY2013
Bob Evans
Family & Casual Dining Peers
Cracker Barrel
Old Country Store

Bob Evans has had consistently and materially higher SG&A expense as a % of revenue than the average of such peers, which reflects a longstanding and pervasive spendthrift culture

Vrxufh=VHF ilolqjv
- Qrwh=Dgyhuwlvlqj dgghg li qrwdolhdg|lqfoxghg lq VJ)D

Bloated Corporate Infrastructure

While there are several reasons why the Company's SG&A expenses are far too high, one of the key reasons is the Company's bloated corporate infrastructure; Bob Evans has **512 employees at its corporate headquarters**[1], which has resulted in far lower overhead efficiency (revenue per corporate employee) than all its family and casual dining peers that are not majority-franchised

Bob Evans generates $2.6 million of revenue per corporate employee, over **40% lower** than the $4.5 million average of such peers


2014E Revenue Per Corporate Employee
$ in thousands
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$5,528
$5,161
$5,001
$4,525
$4,381
$3,537
$3,268
$2,595
Peer Average (ex BOBE): $4,486
Cracker Barrel
Bloomin' Brands
Cheesecake Factory
Brinker
BJs
Red Robin
Texas Roadhouse
Bob Evans

Vrxufh=VHF ilolqjv>Eorrp ehuj>Qrwh=Vhh Dsshqgl{ +sdjh 43;,irughwdlohg fdofxodwlrq riuhyhqxh shufrusrudwh hp sor|hh
4 Frusrudwh hp sor|hh khdgfrxqwdwwkh hqg ri I\ 5346>wkh Frp sdq| glg qrwglvforvh lw frusrudwh hp sor|hh khdgfrxqwiru I\ 5347

ROIC: Disastrous “Farm Fresh Refresh” Remodeling Results

The Company’s much-promoted “Farm Fresh Refresh” remodeling initiative, which has required <u>capital expenditures of $120 million across the entire Bob Evans chain</u>, has been a consummate failure based on the Company’s disappointing same store sales results



Farm Fresh Refresh SSS Results
Same Store Sales (SSS) %
3%
2%
1%
0%
-1%
-2%
-3%
2.20%
1.80%
0.70%
-0.90%
-0.20%
-2.30%
0.00%
-2.80%
FY2013 Q4
FY2014 Q1
FY2014 Q2
FY2014 Q3

*“That [Farm Fresh Refresh] has been a great success story. We started the first remodel program in Dayton, OH... We have a five-year plan, **but it was going so-well, we said ‘why don’t we accelerate that?’”***

– Steven Davis, Chairman & CEO of Bob Evans[1]

By the second year after being “Farm Fresh” remodeled, same store sales have actually trended negative

Vrxufh=VHF ilbqjv
Qrwh=Wkh Frp sdq| lv dssduhqwo| vr hp edudvvhg e| wkhlu idlbhg hiiruw wkdw lq d uhodwlyho| uhfhqw Lqyhvwru Suhvhqwdwlrq/wkh| gr qrw hyhq wkhuw glvsod| wkh \hdu5 vdp h vwruh vdohv uhvxow iru wkh Idup Iuhvk uhp rghohg uhvwdxudqw +vhh sdjh 5< iurp h{klelw<<14 riwkh ;0N gdwhg Dsulo44/5347,dqg wkhluuhfhqwo| uhohdvhg ilvfdo5347 rshudwlqj uhvxow gr qrwglvforvh hlwkhu |hdu4 ru |hdu5 vdp h vwruh vdohv uhvxow iru wkh Idup Iuhvk Uhiuhvk surjudp
4 Ere Hydqv*Fkdlup dq riwkh Erdug Vwhyh Gdylv/Mxo| 57/5346 +z z z 1|rxwxeh1frp 2z dwfkBy@FSFqURkx5q,/hp skdvlv dgghg,

Abysmal Return on Invested Capital

The Company’s 3-year Farm Fresh Refresh initiative, completed as of April 2014, has cost over $120 million and has generated almost no return on this invested capital

Farm Fresh Refresh Rate of Return

Same Store Sales (SSS)	Year 1	Year 2
FY 2013 Q4	+2.20%	+1.80%
FY 2014 Q1	+0.70%	-0.90%
FY 2014 Q2	-0.20%	-2.30%
FY 2014 Q3	+0.00%	-2.80%
Average LTM SSS Performance	+0.68%	-1.05%
Average Sales Per Restaurant	$1,740,000	$1,740,000
Incremental Sales Per Refreshed Restaurant	$11,832	($18,270)
Contribution Margin (Revenue - COGS)	74.5%	74.5%
Pre-Tax Return Per Refreshed Restaurant	$8,815	($13,611)
Taxes @ 31.0%	(2,733)	4,219
Net Return Per Refreshed Restaurant	$6,082	($9,392)
Cost Per Refreshed Restaurant	$225,000	$225,000
Net Rate of Return	2.7%	-4.2%

The Company has ceased disclosing the results of their Farm Fresh Refresh initiative

Vrxufh=VHF ilolqjv>Lqwhuqdo hvwlpdwhv

SANDELL CASTLERIGG INVESTMENTS

EBITDAR Margin vs. Peers



Last Fiscal Year EBITDAR Margin
21%
19%
17%
15%
13%
11%
9%
7%
5%
19.1%
17.6%
15.6%
14.3%
14.2%
14.2%
13.7%
12.8%
10.2%
Cheesecake Factory
Brinker
Red Robin
Darden
Texas Roadhouse
BJ's Restaurants
Bloomin' Brands
Cracker Barrel
Bob Evans

“BOBE’s business is unraveling quickly….”

CL King, July 10, 2014

Vrxufh=Eorrp ehuj dv riMxd| 56/5347

Refresh Bob Evans

Unrecognized Asset Values

Extensive Real Estate Holdings

The Company has amassed an extensive portfolio of 480 wholly-owned restaurants (both land and building), or 86% of its entire restaurant base, all of which had been remodeled at significant cost by the end of FY 2014



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Restaurants Owned
Bob Evans
Cracker Barrel
Old Country Store
DARDEN
TEXAS
ROADHOUSE
BRINKER
INTERNATIONAL
BLOOMIN'
BRANDS
RED ROBIN
BJ's
The Cheesecake Factory

Bob Evans owns 86% of its restaurant base - substantially more than its family and casual dining peers that are not majority-franchised

Vrxufh=VHF ilolqjv>Qrwh=Odwhvw ilvfdo|hdu/h{foxghv iudqfklvh orfdwlrqv

Unrecognized Real Estate Value

Our analysis shows that the Company's stock price does not reflect the significant value associated with its owned real estate, including its wholly-owned restaurants as well as its industrial and office real estate, which in total may be worth upwards of **$900+ million**, or over $38 per share

Stock Price	$45.98
Shares Outstanding	23.5 million
Market Value	$1,081 million
Real Estate Value	Up to $900+ million
Real Estate Value as a % of Market Value	Up to 83%
Real Estate Value	**Up to $38.30 per share**

We have received highly-credible, unsolicited approaches from five different multi-billion dollar investment firms (two private investment companies and three publicly-traded REITs) interested to enter into a sale-leaseback transaction with the Company involving some or all of its underlying real estate, including a very recent approach that would value the real estate associated with the Company's 480 wholly-owned (land and building) restaurants and other properties at **$900+ million**

We believe the value of Bob Evans' real estate – alone – is worth more than $38 per share

Vrxufh=VHF ilolqjv>Eorrpehuj>Lqwhuqdo hvwlpdwhv dqg wklug sduw| glvfxvvlrqv

Unrecognized Real Estate Value (cont.)

The excuses repeatedly utilized by the management and Board of Bob Evans for not unlocking the value associated with the Company’s real estate are in our opinion both specious and disingenuous:

- **Flexibility:** Wkh Frpsdq|Ús fodlp wkdwd vdoh0ohdvhedfn zrxog Šuhgxfh iohļelolw|õwr lp suryh idflolwlhv lv p lvjxlghg> dq| ohvvru/dqg sduwlfxodu| d vrsklvwlfdwhg lqyhvwru/kdv d yhvwhg lqwhuhvwlq vhhlqj lp suryhp hqwv wr lwv xqghuo|lqj surshuwlhv Ù wkh fodlp wkdwd ohvvruzrxog qrwdoorz iru ixwxuh xsjudghv lv devxug
  - Dv idudv uhgxflqj Šiohļelolw|õwr forvh uhvwdxudqwv/dq dvvhvvp hqwfrxog eh p dgh ri doouhvwdxudqwsurshuwlhv vr wkdwrqo| wkrvh z lwk d khdowk| rshudwlqj suriłw z rxog eh wdujhwhg iruvdoh0ohdvhedfn
- **Cost of Capital:** Wkh Frpsdq|Ús fodlp wkdwd vdoh0ohdvhedfn z rxog eh d kljk frvwirup ri ilqdqflqj ryhuorrnv wkh idfwwkdwwkh Frpsdq|Ús wuxh frvwri fdslwdolv p xfk kljkhuwkdq lwv frvwrighew>wkh Frpsdq| kdv vshqwd wuhp hqgrxv dp rxqwrivkduhkroghuvÚp rqh| rq lwv uhdohvwdwh/z klfk uhtxluhv d uhwxuq frp p hqvxudwh z lwk wkh frp sdq|Ús wrwdofrvwri fdslwdo/z klfk kdv d vljqlilfdqwhtxlw| frp srqhqw
- **Rent Expense:** Wkh Frp sdq|Ús fodlp wkdwd vdoh0ohdvhedfn z rxog Šexughqõ Ere Hydqv z lwk uhqwh{shqvh ljqruhv wkh idfwwkdwd vdoh0ohdvhedfn z rxog dovr uhvxowlq d uhgxfwlrq lq ghsuhfldwlrq h{shqvh/dv wkh exon righsuhfldwlrq dvvrfldwhg z lwk uhdosurshuw| wkdwlv vrog dqg vxevhtxhqwo| ohdvhg edfn lv w|slfdoo| dvfulehg wr wkh ohvvru/wkxv uhp rylqj vxfk ghsuhfldwlrq iurp wkh vhoolqj frp sdq|Ús lqfrp h vwdwhp hqw +Dffruglqj wr H{klelw<<14 riwkh Frp sdq|Ús ;0N ilohg rq :2;247/Ere Hydqv lv fxuuhqwo| surmhfwlqj wr lqfxud vwdjjhulqj '; 6 p loolrq wr '; : p loolrq lq ghsuhfldwlrq dqg dp rwl}dwlrq lq I\ 5348/z klfk lv idulq h{fhvv riwkh hqwluh Frp sdq|Ús surmhfwhg qhwlqfrp h iruI\5348,

None of the Company’s excuses justify ignoring the value-creating potential associated with Bob Evans’ extensive real estate assets

SANDELL
CASTLERIGG INVESTMENTS

BEF Foods: No Meaningful Synergies

BEF Foods, the Company's packaged foods division, contributes little in the way of synergies

Volatile sow prices, a significant cost to BEF Foods, have had a dramatic, negative impact on the Company's earnings

BEF Foods operates independently, has a separate management team, and provides little in the way of either revenue or cost synergies to Bob Evans

Management is fighting a "two front war" and is already having difficulty managing the Bob Evans Restaurants business

- BEF Foods poses another challenge which we believe management has not effectively addressed (note the bungled Sulfur Springs expansion, which resulted in $6.2 million of startup costs and inefficiencies in FY 2014, along with the "supplier dispute" at BEF Foods, which led to an adverse $4.1 million negative impact to operating income in FY 2014)

We believe that BEF Foods, which competes with Hillshire, participates in a market that is becoming much more competitive, placing it at a significant disadvantage to larger food products companies, and heightening the urgency for a sub-scale competitor such as BEF Foods to re-evaluate its current ownership structure

- The proposed acquisition of Hillshire by Tyson would result in a dominant company that would have significantly strengthened buying power over its competitors such as BEF Foods

Bob Evans should focus on getting its core restaurant business fixed rather than search for virtually nonexistent synergies with the BEF Foods business

Vrxufh=VHF ilolqjv

BEF Foods: No Meaningful Synergies (cont.)

We believe that operating a packaged foods company such as BEF Foods within a restaurant chain impairs long-term shareholder value

- **Compromises Efficiency of Both Businesses**: When manufacturers are captured by their customers, they are pressured to operate in a manner that may be suboptimal from the perspective of the manufacturer, leading to higher cost
- **Constrains Investor Universe**: Most equity analysts that cover food products companies do not cover restaurants and vice-versa, thus many investors avoid Bob Evans as it is neither a pure play in restaurants or packaged foods

We believe that Management's claimed synergies (See: Columbus CEO, Mar 2014) are wholly-impeachable based on reported results

- **"Revenue Synergies"**: Wkhuh zhuh mxvw '471; plootrq ri lqwud0frpsdq| uhyhqxhv lq 5347/ zklfk lv d phuh 713(ri EHI Irrgv uhyhqxh dqg d qrplqdo 414(ri wrwdo Frpsdq| uhyhqxh
- **"Branding Synergy"**: Wkhuh duh fkhdshu2pruh hiihfwlyh zd|v wr eudqg wkdq rzqlqj pdqxidfwxulqj dvvhwv
- **"Innovation Synergy"**: Dv dq h{dpsoh ri pdqdjhphqw¶v ghvshudwlrq wr txdqwli| v|qhujlhv/ wkh Frpsdq| fodlpv wkdw zlwkrxw EHI Irrgv/ Ere Hydqv zrxog eh pdnlqj vdxvdjh judy| iurp vfudwfk lq lwv uhvwdxudqwv
- **"Cross-Sale Synergy"**: Zkloh EHI Irrgv pdnhv surgxfwv iru Ere Hydqv Uhvwdxudqwv wr vhoo/ zh eholhyh wkdw EHI Irrgv sulydwh odeho uhyhqxh jurzwk lv klqghuhg gxh wr EHI Irrgv ehlqj whwkhuhg wr rqh vshflilf uhvwdxudqw eudqg
- **"Price Certainty"**: Pdqdjhphqw fodlpv wkdw qr irrg lqiodwlrq lv sdvvhg dorqj wr uhvwdxudqwv/ krzhyhu/ qrn-input costs are growing faster at BEF Foods, as BEF Foods is qrw the low cost producer

Ere Hydqv¶ Pdqdjhphqw +vhh uhfhqw lqyhvwru suhvhqwdwlrq sdjh 87, kdv qrw ehhq deoh wr frqvlvwhqwo| dqvzhu wkh ³v|qhuj|´ txhvwlrq/ ehfdxvh zh eholhyh <u>wkhuh duh qr v|qhujlhv</u>


BER and BEF: Synergies Drive Value Across Multiple Dimensions
Bob Evans
RESTAURANT
BEF foods, inc.
✓ Brand and Advertising Synergies
✓ Product Innovation
✓ Supply Chain Savings
✓ Food Service Credibility/Expansion
✓ Margin Expansion and G&A leverage at BER and BEF
✓ Restaurant Operational Efficiencies
Bob Evans FARMS
Owens
54

Vrxufh= VHF ilolqjv

SANDELL CASTLERIGG INVESTMENTS

BEF Foods: Value Disconnect

- In addition to contributing little in the way of synergies, the value of BEF Foods is not being adequately reflected in the stock price
- Packaged foods companies are afforded a markedly higher valuation (over 3.0x points) than restaurants in the public market (see table to the right)
- A direct competitor of BEF Foods, The Hillshire Brands Company, was recently the subject of an intense bidding war that resulted in a final offer valuing Hillshire at 16.7x EBITDA[1]

+' lq p loolrqv,	Market Value	Enterprise Value (EV)	EV/2014E EBITDA	EV/2015E EBITDA
Restaurants - Family and Casual Dining (Non-Majority Franchised, > $500mm)				
BJ's	$ 879	$ 834	10.1x	8.6x
Bloomin' Brands	2,520	3,781	8.0x	7.2x
Brinker	2,907	3,687	8.5x	8.0x
Cheesecake Factory	2,196	2,189	8.6x	7.8x
Cracker Barrel	2,327	2,639	9.3x	8.8x
Darden	5,887	8,544	11.1x	10.5x
Red Robin	929	1,001	8.1x	7.1x
Texas Roadhouse	1,725	1,692	8.7x	7.8x
		Average	9.1x	8.2x
Packaged Food Companies				
B&G Foods	$ 1,569	$ 2,611	12.8x	11.7x
Campbell Soup Company	13,737	19,998	10.9x	10.8x
ConAgra Foods	13,131	22,038	9.9x	9.6x
Hillshire Brands	7,702	8,255	16.1x	15.0x
Hormel	12,630	12,387	12.0x	10.6x
Lancaster Colony	2,512	2,311	12.5x	12.2x
Pinnacle Foods	3,673	6,013	11.7x	11.1x
		Average	12.3x	11.6x

Vrxufh=Eorrp ehuj

4 Vrxufh=W|vrq Irrgv Suhvv Uhohdvh/Mxqh <'5347

> *"Starbucks started out with coffee shops and now when you go into the grocery channel, you'll find bags of coffee, you'll find Starbucks kiosks. I think they've done the best job of what we're trying to do. I think that serves as a great model for us."*
>
> – Steven Davis, Chairman & CEO of Bob Evans
>
> Columbus CEO Magazine, March 2014


BLONDE
VERANDA BLEND
DISCOVERIES
Refreshers
FRENCH ROAST
BREAKFAST BLEND
HOUSE BLEND

≠


Bob Evans
PORK SAUSAGE PATTIES
Original
SAUSAGE PATTIES
Turkey
PORK SAUSAGE LINKS

Coffee is not sausage and Bob Evans is not Starbucks

Refresh Bob Evans

Wasteful and Spendthrift Culture

Unnecessary Expenditures

Bob Evans has incurred expenses far in excess of its peers for what are, in our view, several unnecessary and extravagant pursuits which is particularly objectionable in light of the Company's poor stock price performance

New Corporate Headquarters – The Company recently opened a new 40 acre, $48.2 million corporate headquarters campus in New Albany, Ohio and must incur additional expenses in its maintenance

- Its palatial character (see next page) is best described by the following:

> *"The result is a headquarters building, training center and shipping and receiving building nestled among **infant chestnut trees and blueberry bushes**, garden and ponds, and encircled by a 1-mile walking path. On the exterior of the 138,000 square-foot main building, metal window louvers and stairwell towers suggest the vents and silos of a barn…A restaurant-size, red neon Bob Evans Farms logo welcomes visitors to a two-story lobby with polished concrete floors. Wood barn slats line hallways, where pieces of Bob Evans history or corporate values are displayed."*
>
> The Columbus Dispatch, October 31, 2013 (emphasis added)

Company Airplane – Bob Evans has jointly owned, with Grief, Inc. (a company whose Executive Chairman, Michael Gasser, happens to be the so-called "Lead Independent Director" of Bob Evans), a corporate jet, which was recently sold and replaced with a new, 2013 Bombardier Challenger 300, whose retail price is cited at $21.5 million

Bob Evans Farm and Homestead Museum – The Company owns the 937-acre Bob Evans Farm in Rio Grande, Ohio, complete with a large brick farmhouse known as the Homestead, which serves as a company museum and historical center, and is now on the National Register of Historic Places

We believe that the current Board's shameful culture of waste has paved the way for a Company-wide culture of excess

Extravagant New Corporate Headquarters

We believe that the wasteful spending behavior of management is best illustrated by the recent construction of the Company's new $48.2 million corporate headquarters campus in New Albany, Ohio (see www.youtube.com/watch?v=lHQ_drorVk0)







We believe that the construction of this elaborate facility reflects a spendthrift culture perpetuated by Chairman and CEO Steven Davis and sanctioned by the Board of Directors

Particularly troublesome is the report that the city of Columbus, Ohio apparently offered the Company more than $14 million in incentives to stay in its former headquarters space[1]

- As is noted later in this presentation, **five of the nine current legacy directors (i.e. pre-2014) on this Company's Board live in or near New Albany, including Steven Davis**

The city of Columbus reportedly offered Bob Evans more that $14 million to stay in its former headquarters, yet the Board elected to spend nearly $50 million on an opulent new building in a town where nearly half the Board resides

4 Vrxufh=Wkh Frox pexv Glvsdwfk +Rfwrehu64/5346,

Extravagant New Corporate Headquarters (cont.)


Bob Evans
FARMS









"One of my passions is landscaping and I think that landscaping should tell a story… so we're going to have three 'founders gardens.'"

– Steven Davis, Chairman & CEO of Bob Evans[1]

*"The new corporate headquarters campus will include a 175,197 SF facility comprised of three separate structures. The Main Building is 137,542 SF of private and open offices, conference rooms, **various test kitchens, cafeteria, fitness area, locker rooms and balconies** for approximately 650 employees on two levels. The Training Building will be utilized for a training space for off-site employees as well as a place for all on-site gatherings and includes a large meeting room, limited office space, support spaces and storage in 13,515 SF on two levels. The Shipping and Receiving Building contains a mail room, office space, a loading dock, copy space and records storage in 24,140 SF on one level. The 40 acre site includes both visitor and employee parking areas, drop-offs and truck routing. **Site amenities include walking paths, a large pond, gardens, patios, orchards and fenced grassy areas.**"*[2])

4 Ere Hydqv*Fkdlup dq riwkh Erdug Vwhyh Gdylv/Mxq 57/5346 +z z z 1|rxwxeh1frp 2z dwfkBy@FSFqURkx5q ,
5 Ere Hydqv Frusrudwh Khdgtxduwhuv +z z z 1fruqd1frp 2ere0hydqv1kwp o/hp skdvlv dgghg,

Corporate Jets

For many years, Bob Evans was shouldering the expenses associated with the aircraft pictured below, an ASTRA SPX (Gulfstream G-100) 14-seat aircraft:

- We note that a 49% interest in this plane was purchased in 2009 by a subsidiary of Greif, Inc. and we highlight the fact that Michael Gasser, the Company's current, so-called "Lead Independent Director" of Bob Evans, is the Executive Chairman of the Board of Greif, Inc.





Zk|grhv Ere Hydqv qhhg d
frusrudwh mhw zkhq wkh pdmrulw| ri lwv
uhvwdxudqwv duh frqfhqwudwhg lq d
kdqgixo ri qhljkeruiqj vwdwhvB

In 2013, the Company sold this airplane <u>and in fact bought another one</u>!

- It is our belief that the Company now owns the following type of aircraft, a 2013 Bombardier Challenger 300 (BD-100-1A10):



While there are significant financial implications associated with this purchase, as the Aircraft Bluebook cites an average retail price of $21.5 million for this type of airplane, we are especially troubled by the Company's decision to acquire a new jet in the face of the Company's numerous problems

Bob Evans' corporate jets symbolize the current Board's wasteful culture

Farm and Homestead Museum

The Company is required to incur the expenses associated with maintaining the 937-acre Bob Evans Farm in southeastern Ohio and not long ago invested more than $4 million in renovations to the Farm and its Homestead Museum[1]



Bob Evans
FARMS



Bob Evans
FARMS
OCTOBER 10, 11 & 12, 2014
FARM FESTIVAL
THE BOB EVANS FARM
RIO GRANDE, OH
44th ANNUAL

*"Many people might not know that we actually do not make money on the Festival or at the Farm – **we lose money each year**...."*

– Margaret Standing, Senior Director, Corporate Communications of Bob Evans

Daily Register, July 26, 2013 (emphasis added)

The Museum and Farm are additional examples of unnecessary expenditures

4 Vrxufh=ŠEre Hydqv idfldwhv wr fhdvh rshudwlrqõ/Gdlo| Uhjlvwhu+Mxo| 59/5346,

SANDELL CASTLERIGG INVESTMENTS

Refresh Bob Evans

Failed Board Stewardship

A Highly Conflicted Board

*"Bob Evans' Board is **parochial in the extreme** for a public company…This is in part due to the fact that a majority of the Board's members have long-standing relationships with each other and with the Company's Chairman and CEO, Defendant Steven A. Davis, whether through local Columbus, Ohio institutions (such as Ohio State University) or through their residence in or adjacent to New Albany, Ohio (an exclusive master-planned community northeast of Columbus with a population of approximately 7,700)"*

Oklahoma Firefighters Pension & Retirement System v. Bob Evans, January 22, 2014 (emphasis added)

A Highly Conflicted Board – Before Our Involvement

The vast majority of Board members have numerous personal connections both to Steven Davis, who is Chairman and CEO, as well as amongst themselves

This closely-knit Board has allowed the irresponsible spending and failed initiatives of management go unchallenged, and then rewarded Mr. Davis personally in 2013 by providing an employment agreement with an unusually long 5-year term

Director	Commentary
Steven A. Davis	Serves as both Chairman and CEO; Board member of **The James Foundation**; Board member of **JobsOhio**; significant donor (Headmaster's Circle, Class of 2017) to **The Columbus Academy**; while CEO, Bob Evans entered into transactions involving **Ohio State University** as well as a subsidiary of **Greif, Inc**. and Bob Evans has used the services of **Vorys, Sater, Seymour and Pease**; previously worked at **Kraft Foods, Inc**. (1984-1993); the wife of Mr. Davis is a member of the Board of Trustees of the **Columbus College of Art & Design** and a founding member of the **Women's Leadership Council of the United Way of Central Ohio**
Michael J. Gasser	Trustee of **Ohio State University**; previous Board member of **The James Foundation**; Former Chairman and CEO of **Greif, Inc**.
Dr. E. Gordon Gee	Former President of **Ohio State University** (Note: Dr. Gee resigned as President of Ohio State University in July 2013 after outcry surrounding a history of insensitive and offensive public comments made by him); Board member of **JobsOhio**
Mary Kay Haben	Former executive at **Kraft Foods Inc**. (1979-2007)
E. W. Ingram III	Previous Board member of **The James Foundation**; member of the Board of **the Ohio State University** Foundation
Cheryl C. Krueger	Trustee of **Ohio State University**; Former President of the Board of Trustees of **The Columbus Academy**; previous President and Board member of **The James Foundation**; member of the Board of **Ohio State University** Foundation
G. Robert Lucas	Established the Lucas Family Scholarship fund through **Ohio State University** Foundation; former partner of **Vorys, Sater, Seymour and Pease**
Eileen A. Mallesch	Board member of **State Auto Financial;** member of the Board of Trustees of the **Columbus College of Art & Design**; founding member of the **Women's Leadership Council of the United Way of Central Ohio**
Paul S. Williams	Former President of the Board of Trustees of **The Columbus Academy**; Board member of **State Auto Financial**; former partner of **Vorys, Sater, Seymour and Pease**

Qrwh=Zh gr qrwehdhyh wkdwwkhuh zdv d vlqjoh/jhqxlqho lqghshqghqwp hp ehurq wklv Erdug riGluhfwruv ehiruh rxulqyroyhp hqw/qrugr zh ehdhyh wkdwd uhdvrqdeoh shuvrq frxog ilqg fkdudfwhul}h dq| riwkh deryh Gluhfwruv dv dq ŠlqghshqghqwRxwvlgh Gluhfwruõdffrugqlqj wr wkh LVV 5347 X1V1Sur{| Yrwlqj Jxlghdqhv1Lqvwlwxwlrqdo Vkduhkroghu Vhuylfhv +LVV, ghilqhg dq ŠlqghshqghqwRxwvlgh Gluhfwruõdv rqh zkhuh wkhuh lv=ŠQr p dwhuldofrqqhfwlrq wr wkh frp sdq| rwkhuwkdq d erdug vhdwõ zkhuh Šp dwhuldõ lv ixuwkhughilqhg dv=Šd vwdqgdug riuhodwlrqvkls +ilqdqfldo/shuvrqdorurwkhuzlvh,wkdwd uhdvrqdeoh shuvrq p ljkwfrqfoxgh frxog srwhqwldoo| lqioxhqfh rqhŠv remhfwlylw| lq wkh erdugurrp lq d p dqqhuwkdwz rxog kdyh d p hdqlqjixop sdfwrq dq lqglylgxdoŠv delolw| wr vdwlvi| uhtxlvlwh ilgxfldu| vwdqgdugv rq ehkdoi rivkduhkroghuvõ+hp skdvlv dgghg,1

SANDELL CASTLERIGG INVESTMENTS

Dizzying Array of Connections – Before Our Involvement



Mary
Haben
Gordon
Gee
Bill Ingram
Michael
Gasser
Cheryl
Krueger
Steven
Davis
Former
CEO
Robert
Lucas
Larry
Corbin
Eileen
Mallesch
Paul
Williams
Key
The Ohio State Univ.
The James Foundation
The Columbus Academy
Vorys, Sater
Greif, Inc.
State Auto
Columbus College A&D
Kraft Foods, Inc.
United Way Central Ohio
JobsOhio

"Sitting on a corporate board has been like playing golf to me. It is my hobby."

– Gordon Gee, Director at Bob Evans (2009 – 2014)

Vanderbilt Hustler, September 27, 2006 (emphasis added)

P u1Jhh h{suhvvhg wklv dwwlwxgh <u>ehiruh</u> Ere Hydqv vdz ilw wr dgg klp wr wkh Erdug1

Lw zdv qrw xqwlo diwhu rxu lqyroyhphqw wkdw P u1Jhh uhvljqhg iurp wkh Erdug

A Stale Board – Before Our Involvement

Bob Evans suffers from a stale Board of Directors, with an average Director tenure of over 14 years

Director	Year Appointed	Tenure (Years)	TSR Relative to Family & Casual Dining Peers that are not majority-franchised[1]	TSR Relative to Cracker Barrel[1]
Larry C. Corbin	1981	33	-800.1%	-5,117.0%
Steven A. Davis	2006	8	2.1%	-100.2%
Michael J. Gasser	1997	17	-453.5%	-82.1%
E. Gordon Gee	2009	5	-95.6%	-213.2%
Mary Kay Haben	2012	2	-32.7%	-45.9%
E. W. Ingram III	1998	16	-264.0%	-38.0%
Cheryl C. Krueger	1993	21	-195.9%	7.0%
G. Robert Lucas	1986	28	-1,296.8%	-6,265.9%
Eileen A. Mallesch	2008	6	-97.3%	-222.7%
Paul S. Williams	2007	7	-27.6%	-125.4%
Average:		14.3 Years	-330.4%	-1,228.5%

The average tenure of S&P boards is 8.6 years[2]

There was nothing "fresh" about the Board's former composition

4 Vrxufh=Eorrpehuj +dv riDsub54/5347/zklfk zdv sulruwr Vdqghoo'v qrp lqdwlrq ri lw lqghshqghqwvodwh,>Uhiuhvk Ere Hydqv dqdo|vlv>Qrwh=WVU phdvxuhg iurp wkh gdwh wkh Glhfwrumrlqhg wkh Erdug/zlwk wkh h{fhswlrq riPv1Nuxhjhu/Pu1Oxfdv/dqg Pu1FrueLq/zklfk xvhg dq hvwlp dwhg vwduwgdwh ri9 2424<<6/92424<;9/dqg 92424<;4 uhvshfwlyhq|

5 Vrxufh=VshqfhuVwxduwErdug Lqgh{ 5346/sdjh 4:

SANDELL CASTLERIGG INVESTMENTS

Are the three new Board members capable of effecting change?

<u>Purely as a knee-jerk reactionary measure in our view, and coming one day after the announcement of our nomination of a slate of directors</u>, the Company appointed three new members to the Board

New Board Member	Current Occupation	Meaningful Restaurant Operating Experience?
Kathleen Lane	Former Chief Information Officer of TJ Maxx	No
Larry McWilliams	Co-CEO of Compass Marketing	No
Kevin Sheehan	CEO of Norwegian Cruise Line	No

We view this as a cynical attempt by Bob Evans to pose as a company that embraces good governance after years of under-performance

We find the Company's claim that it has "worked with an executive search firm for over a year" to identify candidates "with the appropriate skill sets" wholly unbelievable, particularly considering the none of these three new members have any meaningful restaurant operating experience

Vlqfh wkh dgglwlrq ri wkhvh qhz Erdug phpehuv/ zh kdyh vhhq devroxwho| qr rshudwlrqdo/ ilqdqfldo/ ru vwudwhjlf fkdqjhv/ qru kdyh zh vhhq dq| fkdqjhv wr wkh Frpsdq|Ÿv jryhuqdqfh vwuxfwxuh +iru h{dpsoh/ wkh Frpsdq| kdv ghfolqhg wr vhsdudwh wkh Fkdlupdq dqg FHR srvlwlrqv,

The addition of these Directors in the face of a contested election campaign represents a disingenuous attempt to appear responsive to shareholder concerns

SANDELL CASTLERIGG INVESTMENTS

Past as Prologue? - The History of Mimi's Café

The disastrous history of Mimi's Café, from its acquisition by Bob Evans in July of 2004 for $183 million to its sale in February of 2013 for $50 million, is a painful illustration of the value destruction resulting from this Board's failure to react to problems and grave financial danger posed to shareholders if these current Directors are to remain on the Board

	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
Mimi's Same Store Sales	Purchased	+ 1.6%	+1.6%	-2.4%	-7.2%	-7.2%	-4.5%	-4.0%	Sold
Commentary	Bob Evans purchases Mimi's for $183 million (July 2004)	"We believe both Mimi's Cafes and Bob Evans Restaurants can further benefit by continuing to work together as a team" – Steven Davis, 2006 Annual Report	"Most of Mimi's new units are generating sales above the system-wide average, so we remain very excited about the concept's growth potential" – Steven Davis, 2007 Annual Report	"We are planning to drive top-line growth at Mimi's with a new menu" – Steven Davis, 2008 Annual Report	"I'd like to think that the team we put in place…you'll continue to see improvements in Mimi's Cafe" – Steven Davis, 11/12/08	"So we are in pretty good shape with Mimi's Café…As of today there isn't any plan to dramatically close a bunch of Mimi's Cafes" – Steven Davis, 3/18/10	"We now have a sales manager in every Mimi's Café restaurant, along with assistant managers dedicated solely to driving sales" – Steven Davis, 11/17/10	"Turning Mimi's around is a very high priority, and we expect the Mimi's team…to deliver on those expectation" – Steven Davis, 11/16/11	Bob Evans sells Mimi's for $50 million (February 2013)
Existing Current Directors on Board	Corbin Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Haben Ingram Krueger Lucas Mallesch Williams

The failure of Mimi's Café demonstrates the total lack of credibility of the current Board to be good stewards of shareholder capital

Vrxufh=VHF ilqdqjv

SANDELL
CASTLERIGG INVESTMENTS

Mimi's Café: Even Less than Meets the Eye

The actual value received for Mimi's may be even less than reported

- Of the reported $50 million received by Bob Evans for the Mimi's chain, $30 million was in the form of a seven-year promissory note with an annual interest rate of 1.5%, which is currently valued on the Company's balance sheet at $16.0 million
- Further reducing the ultimate consideration that the Company received was the agreement that Bob Evans provide transitional services to Mimi's Café for a period of up to one year, an endeavor that may have resulted in up to $10 million of additional costs
- Based on the above, the actual value received for Mimi's may be only $26 million, versus a purchase price of $183 million, or a loss of $157 million, which represents a staggering 86% of the purchase price
- The following passage in Nation's Restaurant News includes commentary from Phil Costner, the new President of Mimi's under its new owners Le Duff America, and discusses the missteps made by Bob Evans:

> *"'In the next 18-24 months, I think we're going to engineer one of –if not the- greatest comebacks in our lifetime,' [Costner] said.*
>
> ***"Costner said the three-day part chain has seen average unit volumes fall from $3.5 million to $2.5 million in the past five years due to what he views as mismanagement from its previous owners, who moved the chain away from its casual-dining roots.***
>
> *"'It's pretty clear that the direction from the prior ownership was very explicit, very direct, and that's what specifically repositioned Mimi's as a family-dining house and vacated the casual-dining segment,' he said."*
>
> Nation's Restaurant News, September 4, 2013 (emphasis added)

Bob Evans, under the direction of nine members on the current Board, lost $157 million on its sale of Mimi's Café

Vrxufh=VHF ilolqjv>Uhiuhvk Ere Hydqv dqdo|vlv

SANDELL CASTLERIGG INVESTMENTS

The Current Bob Evans Board has Overseen Repeated “Weaknesses in Internal Controls”

- The Company has had to restate earnings three times in the last two years[1]
- Most recently, the Company delayed its Fiscal 2014 full-year and Q4 earnings release due to šzhdnqhvvhv lq lqwhuqdo frqwurov›[5]
- We highlight the fact that the Company postponed its disastrous Q4 earnings release, glvforvlqj d 63(uhgxfwlrq lq I\ 5348 HSV Jxlgdqfh/until AFTER THE RECORD DATE FOR THIS YEAR’S CONTESTED ELECTION
- The Company spent $6 million in Fiscal 2014 on “additional professional services, including costs for strengthening the Company’s internal processes and controls over financial reporting and responses to an activist stockholder”[3]
- Furthermore, the Company has stated that it intends to spend an additional $5.5 million in Fiscal 2015 “associated with responses to an activist shareholder”
- We note that Eileen Mallesch, Chairperson of the Audit Committee, has held such role for the entire time these accounting issues related to “weaknesses in internal controls” have persisted

> *“[C]an **you help us understand what needs to happen and when you can expect to have internal financial reporting controls** to a level that will allow the company to make timely reports?”*
>
> – Chris O'Cull, KeyBanc
>
> Bob Evans Q4 2014 Earnings Call, July 9, 2014

4 Vrxufh=VHF ilolqjv
5 Ere Hydqv Suhvv Uhohdvh/ Mxqh 49/ 5347
6 Ere Hydqv ;0N/ Mxo| </ 5347

SANDELL CASTLERIGG INVESTMENTS

Board's Entrenchment Action Forced Sandell Litigation

In November of 2011, the Board sought to impose an improper Bylaw restriction on shareholders that would have further entrenched the Board by severely limiting the ability of shareholders to effect change by amending the Company's Bylaws

- Specifically, the Board unilaterally adopted, without shareholder approval, a requirement that an 80% supermajority shareholder vote be obtained in order for shareholders to amend the Bylaws
- This amendment was made less than three months after shareholders had overwhelmingly voted to reduce such a supermajority requirement to a majority threshold, and in any event was made in contravention of the terms of the then existing, Board-proposed bylaw

Due to this Board's action, Sandell filed a lawsuit against the Company and its Directors in the Court of Chancery of the State of Delaware in January of 2014 in order to restore the rights of shareholders to amend the Company's Bylaws by majority vote

Shortly after this lawsuit was filed the Company reversed its improper previous Bylaw restriction

We are confident that this Board would not have reversed its improper attempt to disenfranchise shareholders without our efforts and the threat of judicial scrutiny

We believe that the Board's attempt at entrenchment clearly demonstrates its contempt for the Company's shareholders

Oklahoma Firefighters vs. Bob Evans

Because of the Board's improper action, another long-time shareholder, the Oklahoma Firefighters Pension & Retirement System ("Oklahoma Firefighters"), filed suit in Delaware against the Company and its Directors in January of 2014

The complaint filed by the Oklahoma Firefighters discusses in great detail the troubling history of entrenchment actions taken by the Company's Directors over a period of many years to disenfranchise shareholders, as well as detailing what we believe are numerous insidious relationships amongst Directors:

"When directors of a publicly traded company take such brazen action…the only logical conclusion is that they are ***motivated by deceit and entrenchment****."*

"Bob Evans and the Director Defendants have a ***long history of suppressing public stockholders****' efforts to ensure Board accountability. As set forth herein, for more than 10 years, since at least 1998, the Board has erected hurdle after hurdle to hinder stockholders' efforts to declassify the Board and to ensure their continued tenure."*

"Defendant Bob Evans' ***Board is parochial in the extreme*** *for a public company…This is in part due to the fact that a majority of the Board's members have long-standing relationships with each other and with the Company's Chairman and CEO, Defendant Steven A. Davis, whether through local Columbus, Ohio institutions (such as Ohio State University) or through their residence in or adjacent to New Albany, Ohio (an exclusive master-planned community northeast of Columbus with a population of approximately 7,700)."*

"Defendant Davis is a resident of New Albany, Ohio…Defendant Ingram is a resident of New Albany, Ohio…Defendant Krueger is a resident of New Albany, Ohio…Defendant Lucas is a resident of New Albany, Ohio…Defendant Mallesch lives in Gahanna, Ohio, which abuts New Albany, Ohio."

Oklahoma Firefighters Pension & Retirement System vs Bob Evans, January 22, 2014

"We're a very stockholder friendly company."

– Steven Davis, Chairman & CEO of Bob Evans

Columbus CEO Magazine, March 2014

Refresh Bob Evans

Nominees Suggestions for Fixing Bob Evans

Top-Line Improvement

- Revise Brand Position and Improve Customer Experience
- Simplify & Enhance Menu
- Optimize Marketing Effectiveness

Bottom-Line Improvement

Realizing Value for Assets

Changing the Corporate Culture

Top-Line Improvement Ideas

Reversing the decline in same store sales in order to drive top-line improvement is a key priority

Our nominees have numerous actionable ideas that can help Bob Evans reverse the decline in restaurant traffic

- ✓ Revise Brand Position and Improve Customer Experience
- ✓ Simplify & Enhance Menu
- ✓ Optimize Marketing Effectiveness



Simplify Menu
Revise Brand Position
Optimize Marketing Effectiveness
Improve Customer Experience

Our nominees see a plethora of low-hanging fruit

Top-Line Improvement: Revise Brand Position and Improve Customer Experience

In order to drive traffic back to the restaurants, the Bob Evans brand positioning needs to be revised

Our nominees have a number of suggestions to achieve this

- ✓ Reposition the Bob Evans brand to focus on what made it great: Iuhvk/Krp h0Vw|dn Frrnlqj iurp wkh Idup
- ✓ Seek to re-emphasize focus on breakfast
- ✓ While the restaurants are generally in good physical condition, the design elements of the Farm Fresh remodels need to be examined
  - For example, the bakery and mini-retail placement does not enhance brand perception
- ✓ Examine implementing a "phantom" ownership plan for individual restaurants to incent managers to achieve superior customer service and improved financial results
- ✓ Labor scheduling systems need to be reviewed to ensure restaurants are staffed appropriately
- ✓ Consider completing check closeout at tables rather than at the front registers
- ✓ Back line IT systems should be reviewed to maximize speed of service
- ✓ Explore the use of tablets to speed customer ordering process

> *"BOBE is a stodgy, old company that has flown under the radar for far too long."*
>
> HedgEye, May 8, 2014

Top-Line Improvement: Simplify & Enhance Menu

The Bob Evans menu is a needlessly complicated collage of years of stale ideas: www.bobevans.com/Menu

Our nominees believe that many items on the current Bob Evans menu are too large or too expensive

We believe that Bob Evans' menu has diluted the Company's brand and blurred customer perception of the brand's utility; a restaurant brand serves a unique purpose in peoples lives, and successful restaurants focus on that utility (e.g. burgers, pizza, fish, sushi, sandwiches, steak)

- ✓ Consistent with Bob Evans old slogan "We do it right. Or we don't do it."[1] our nominees would seek to focus the Bob Evans Menu on its core competency of fresh comfort food
- ✓ Examine each menu item against a customer price/value screen
- ✓ Position price points in a tighter band
- ✓ Add additional "flour" and "egg" options to the breakfast menu
- ✓ Significantly revise the lunch and dinner menu which has drifted into territory where Bob Evans will not compare favorably to competitors

> *"After speaking with investors in recent weeks, **we argue a more prudent strategy to drive sales at BOBE would be focusing on the company's strengths at breakfast and lunch** rather than chasing a few customers at dinner (which always has been a challenge for BOBE anyway)."*
>
> Miller Tabak, July 9, 2014 (emphasis added)

4 Vhh z z z 1|rxwxeh1frp 2z dwfkBy@bnruiJ]WQ\H

Top-Line Improvement: Simplify & Enhance Menu (cont.)



Doug Benham on Menu Simplification

As former CEO of Arby's, one of the largest U.S. restaurant chains with over 3,500 restaurants, including over 1,000 company-operated locations, Doug Benham presided over significantly enhanced sales performance, increasing company-operated restaurant EBITDA by over 100%

"At Arby's, we based our business around what we were great at—Roast Beef—and simply did it better than anyone else. This provided the quality halo for us to expand our product offerings to meet our customer's needs. That experience showed me that successful companies work hard to build-up their strengths rather than try to be all things to all people.

"When I look at Bob Evans menu right now I see a restaurant company that is not providing an experience which is consistent with its established brand. The declining results show in scientific terms what we in the industry have known for sometime, that Bob Evans has lost its way.

"I am thrilled at the prospect of participating in a Bob Evans turnaround. People still want classic American fare and people still want pancakes, eggs, and sausage. A focused Bob Evans has the opportunity to regain its lost customers and fulfill a very profitable niche in the restaurant landscape."

– Doug Benham, Director Nominee

Top-Line Improvement: Optimize Marketing Effectiveness

We believe Bob Evans has dramatically lagged the industry in its ability to effectively attract customers through its marketing program

Our nominees would seek to optimize the marketing efforts of Bob Evans by:

- ✓ Implementing more effective social media marketing
- ✓ Linking restaurant promotions to social media users
- ✓ Regaining lost customers by selectively targeting niche demographics



"Likes" in thousands
1,600
1,400
1,200
1,000
800
600
400
200
0
Cracker Barrel Old Country Store
1,400
Bob Evans
300

Vrxufh=idfherrn1frp /Mxq/5347



"followers" in thousands
60
50
40
30
20
10
0
Cracker Barrel Old Country Store
55
Bob Evans
3

Vrxufh=wzlwwhu1frp /Mxq/5347



Alexa
The Web Information Company
Percent of web traffic who view additional pages after home page
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Cracker Barrel Old Country Store
40%
Bob Evans
20%

Vrxufh=Dohnd Zhe Dqdo|wlfv/Mxq/5347

Top-Line Improvement: Optimize Marketing Effectiveness (cont.)



Mike Weinstein on Marketing

As CEO of the Triarc Beverage Group, Mike Weinstein dramatically increased sales of Snapple, a company whose purchase he oversaw for $300 million and sold 3 years later for $1.5 billion

"When Triarc acquired Snapple from Quaker Oats, the brand was in a serious volume decline. We learned that consumer interest in Snapple was waning due to several years of lackluster, ineffective marketing. We went back to the brands' roots of quirky, consumer- focused marketing and despite spending levels half those of Quaker Oats, created an immediate and dramatic turnaround in consumer engagement scores and sales volumes.

"The restaurant marketplace is incredibly competitive with hundreds of brands fighting to offer consumers products for the same occasions. Bob Evans is a relatively small player which means every marketing dollar has to work really hard to justify its investment. Looking at metrics from social media, it's apparent that at least that part of the marketing mix is not pulling its weight. For Bob Evans to deliver on their stated mission of becoming 'our customers' favorite restaurant', they need to create a culture of marketing effectiveness characterized by differentiation, quality and creativity.

"I relish the opportunity of contributing to the turnaround of Bob Evans, just as I did with Snapple. It is a classic brand with a distinct image that has broad appeal. Increasing the company's marketing effectiveness can create significant increases in top line revenue and shareholder value."

– Mike Weinstein, Director Nominee

Fixing Bob Evans

Top-Line Improvement

Bottom-Line Improvement

- Improve Restaurant Margins
- Reduce Corporate Overhead
- Reassess Capital Spending
- Future Franchise Opportunities

Realizing Value for Assets

Changing the Corporate Culture

Bottom-Line Improvement: Improve Restaurant Margins

The Company’s “Prime Costs” are currently between 63-64% of revenue – well above the majority of its peers

To improve restaurant margins, we believe Bob Evans should:

- ✓ Explore augmenting menu with lower-cost carbohydrates in lieu of protein
- ✓ Re-examine current portion size in order to reduce waste
- ✓ Develop a hedging program to protect the Company from volatile commodity costs
- ✓ Focus future investment on guest facing employees (operations, teaching - training, human resources)

Last Fiscal Year Prime Costs as a Percentage of Revenue



65%
64%
63%
62%
61%
60%
59%
58%
57%
56%
55%
The Cheesecake Factory
56.5%
RED ROBIN
58.4%
BRINKER INTERNATIONAL
59.0%
BJ's
60.0%
BLOOMIN' BRANDS
60.8%
DARDEN
62.2%
Cracker Barrel Old Country Store
62.4%
Bob Evans
63.3%
TEXAS ROADHOUSE
64.0%
Cheesecake Factory
Red Robin
Brinker
BJ's
Bloomin' Brands
Darden
Cracker Barrel
Bob Evans
Texas Roadhouse

Vrxufh=VHF ilolqjv
Qrwh=Sulph Frvwv duh ghilqhg dv frvw ri jrrgv vrog dqg oderu frvw glylghg e| uhyhqxh>uhyhqxhv iurp iudqfklvhv rp lwwhg>FudfnhuEduuhouhvwdxudqwdqg uhwdlo oderu frvw qrw vhjphqwhg rxw

Bottom-Line Improvement: Improve Restaurant Margins (cont.)



David Head on Improving Margins

As former CEO of O'Charley's, a company with three distinct restaurant brands spread across 27 states, Mr. Head oversaw the company's successful turnaround, as he and his management team were able to increase guest satisfaction and thus comparable sales while at the same time reduce restaurant-level expenses, which led to significantly higher operating margins

"At O'Charley's, we believed that improving the guest experience and driving out waste, inefficiency and unneeded costs were our core objectives. Through disciplined teams working on issues related to operations, finance and supply chain management, we were successful in improving operating margins. At the restaurant level, we utilized a strict actual vs theoretical food and beverage cost model to precisely curtail waste and inefficiency in our preparation and delivery. From a labor cost perspective, restaurant operations utilized sophisticated scheduling software to ensure that there was an efficient deployment of service and kitchen employees to best serve the guest.

"Meaningful improvement in restaurant level operations for the guest, employee and investor is the foundation for sustained success in the restaurant industry. I believe this formula will work at Bob Evans as well and I believe that my experience and track record of lowering costs and improving margins will be helpful in providing insight as the Board seeks to turnaround Bob Evans."

– David Head, Director Nominee

SANDELL CASTLERIGG INVESTMENTS

Bottom-Line Improvement: Reduce Corporate Overhead

Public documents do not break out how many of the 512 corporate employees[1] are dedicated to BEF Foods, however we believe that the ratio of corporate staff to restaurants to should be closer to one staff member per two to three restaurants

We believe that the near one-to-one ratio of corporate staff to total restaurants is symptomatic of an office-based culture rather than a guest-focused culture

We would recommend that the Company take the following steps to reduce the cost of its corporate overhead:

- ✓ Scrutinize operational chart at corporate HQ to identify possible redundancies
- ✓ Set goal of 1 corporate staff person per 2 to 3 restaurants
- ✓ Review expenditures at department level to assess outsourcing possibilities
- ✓ Analyze net cost associated with maintenance of Bob Evans Farm and Homestead Museum
- ✓ Review usage and cost of corporate aircraft

> ***"Customers and investors would be better served if the Company's investments were focused on the guest experience rather than at the corporate level."***
>
> – David Head, Director Nominee

4 I\ 5346>wkh Frp sdq| glg qrwglvforvh lw frusrudwh hp sor|hh khdgfrxqwiru I\ 5347

Bottom-Line Improvement: Reassess Capital Spending

The Farm Fresh Refresh remodeling initiative has been a costly, no return endeavor for Bob Evans (see page 37)

Effective restaurant operators test remodeled restaurants and roll them out slowly – with fiscal prudence – and only proceed if the results demonstrate that such expenditures are improving sales

Bob Evans appears to have been intent on completing its Farm Fresh Refresh program regardless of its poor results

Based on our observations, we would make the following recommendations:

- ✓ Reassess existing FY 2015E capital spending plans, including the potential Farm Fresh Refresh 2.0 and ERP spending plans
- ✓ Eliminate spending on projects that generate a sub-optimal return on invested capital
- ✓ Develop procedures to ensure disciplined future capital budgeting plans

"[I]t seems like while [Bob Evans is] getting a lift, it's pretty modest for what we typically see out of a remodel program."

– **Michael Gallo, CL King**

Q2 2013 Bob Evans Earnings Call, December 4, 2013

"If elected to the Board of Bob Evans, I would want a much more deliberate roll-out for any major capital expenditure. If such spending proves effective, then great, we can scale up from there. But under no circumstance would I as a Board member accept wholesale expenditures without definitive evidence of a likely return on investment. The way in which the 'Farm Fresh Refresh' initiative was conducted makes me wonder what – if any – evidence the Board and management had to approve such a massive expenditure of shareholder dollars."

– Doug Benham, Director Nominee

Bottom-Line Improvement: Future Franchise Opportunities

As a orqjhu0whup vwudwhj|, Bob Evans has the ability to pursue various franchise opportunities

- ✓ The Company must first implement top line and bottom line improvements to achieve better restaurant-level economics in order to appeal to potential franchisees
- ✓ As operations improve, the Company may start to solicit franchisees that operate other non-competing restaurant brands
- ✓ Focus on experienced casual dining franchisees operating in large trade areas
- ✓ Seek to achieve franchise penetration in states contiguous to company-operated restaurants
- ✓ Separate from "de novo" franchising, certain Bob Evans restaurants in non-core markets may be candidates for re-franchising subsequent to the implementation of top-line and bottom-line enhancements

Once Bob Evans has regained its footing and demonstrated consistently improved operating results, franchise opportunities may provide the Company with an efficient path for meaningful expansion with reduced spending requirements

Bottom Line Improvement: Future Franchise Opportunities (cont.)



Steve Lynn on Future Franchise Opportunities

As Chairman and CEO of Sonic Corporation, Steve Lynn built the management team that transformed the company into a chain with $3 billion in system-wide sales and has been involved in the successful restructuring, refranchising, and management of several organizations

"I see several areas in which I can utilize my experience to help re-position Bob Evans for greatness. One of the many aspects of the Company that is attractive to me is the blue-sky potential inherent in future franchising opportunities involving the Bob Evans restaurant concept. As I have close to 40 years of experience involved in various aspects of franchising, I have relationships with many well-capitalized groups operating in the restaurant space that are looking for new brands to franchise. The historical Bob Evans brand, which connotes the image of 'food fresh from the farm' is an appealing one that I believe would resonate with potential franchisees in many contiguous states where Bob Evans does not have a presence. A future franchising endeavor would offer Bob Evans the potential to expand its business with little in the way of cost or capital commitment and I look forward to the ability to aid in this effort."

– Steve Lynn, Director Nominee

Fixing Bob Evans

Top-Line Improvement

Bottom-Line Improvement

Realizing Value for Assets

- Real Estate
- BEF Foods

Changing the Corporate Culture

Realizing Value for Assets: Real Estate

Bob Evans currently owns 86% of their restaurants, substantially more than its comparable peers

- ✓ The Company must perform a "top down" analysis of the real estate in order to determine the best means to realize value

Bob Evans is unnecessarily tying up capital in illiquid business assets that could be used in more efficient ways to enhance shareholder value

- ✓ The Company conveniently overlooks the fact that the hundreds of millions of dollars that it has spent on real estate is shareholders' money, which has an equity cost of capital associated with it
- ✓ Another issue overlooked by Bob Evans is the tremendous depreciation associated with these real estate expenditures and the very material impact such depreciation has on earnings (As previously noted, Bob Evans is projecting $83 million to $87 million in depreciation and amortization expenses in FY 2015, far in excess of total projected net income for FY2015)
- ✓ A sale-leaseback would allow the Company to allocate capital to initiatives that generate the highest returns for shareholders

> ***"There is an un-intended consequence that may be associated with company-owned properties: The false perception that restaurant units are producing acceptable operating results due to the lack of inclusion of real estate capital costs. This lack of appreciation of real estate capital costs may lead to cost control "slippage" at the restaurant, whereas managers that are charged a rent expense are forced to more diligently focus on keeping operating expenses low. The fact that Bob Evans has spent hundreds of millions of dollars on real estate may not appear as a cash expense to restaurant management, but this is capital that has a cost."***
>
> – Doug Benham, Director Nominee

Shareholders deserve a truly impartial, clear-eyed assessment of methods to unlock the Company's real estate value

Realizing Value for Assets: Real Estate (cont.)



Lee Wielansky on Bob Evans Real Estate

Lee Wielansky has over 30 years of real estate development experience, having served as CEO of JDN Development Company, a subsidiary of JDN Corporation, a publicly-traded REIT, as well as Managing Director of Regency, another public REIT with over 30 million square feet of owned property across 300 shopping centers in the United States

"As a real estate professional based in the Midwest for over 30 years, I am very familiar with the type of properties that Bob Evans owns and the significant value that is associated with the Company's well-sized, well-located restaurants. I have spent countless hours on both sides of real estate transactions and have negotiated the purchase and sale of over $5 billion of properties over the years. I believe this insight will be of great help to the Board as it seeks to analyze the best means with which to unlock the value associated with the real estate owned by Bob Evans, which constitutes a significant portion of the Company's total value."

– Lee Wielansky, Director Nominee

SANDELL CASTLERIGG INVESTMENTS

Realizing Value for Assets: Real Estate (cont.)

As opposed to a theoretical exercise, the following represents a very recent indication of interest from a highly credible, multi-billion dollar investment firm interested in pursuing a real estate transaction with Bob Evans:

($ in millions)

Real Estate (per recent communications)	Value	Cap Rate
Owned Restaurants	$819.4	7.50%
Industrial Properties	31.3	8.25%
Office HQ and Other	58.0	7.00%
Total Real Estate	$908.7	

- ✓ We would recommend that the Company perform a restaurant-by-restaurant assessment and divide such results into three tiers: "Tier A," "Tier B," and "Tier C" in order to identify the best-performing restaurants
- ✓ We would seek to package the "Tier A" properties as a unit, possibly in combination with the Company's other ancillary real estate properties (HQ, other), and solicit competing bids
- ✓ Given the five indications of interest that Sandell has received from multi-billion dollar investment firms, the Company likely has the ability to negotiate favorable terms in a very competitive bidding process
- ✓ With the implementation of top-line and bottom-line improvements, the operating performance of "Tier B" and "Tier C" restaurants should improve over time, heightening the potential for additional sale-leaseback transactions in the future

Realizing Value for Assets: Real Estate (cont.)



Annelise Osborne on Real Estate and Financial Strength

As a Senior Credit Officer at Moody's Investor Service, Annelise Osborne is responsible for evaluating a credit portfolio of over $450 billion in securities tied to commercial real estate and has over 15 years of finance experience that encompasses a wide range of transactions

"Having analyzed many real estate transactions from a credit-worthiness point of view, I am convinced that Bob Evans can unlock substantial value from its real estate. To me, Bob Evans is an iconic company that has the ability to reward shareholders in many ways, both by pursuing operational enhancements and by optimizing its balance sheet, which includes tapping into the 'hard asset' value of its real estate.

"My familiarity with the terms associated with a wide variety of real estate transactions as well as my many years assessing the key credit metrics needed for a strong financial profile will be very helpful to ensure that the Company pursues any financial decisions with the requisite prudence and I look forward to the prospect of helping the Board as they assess these matters in the future."

– Annelise Osborne, Director Nominee

SANDELL CASTLERIGG INVESTMENTS

Realizing Value for Assets: BEF Foods

The bidding war for Hillshire indicates the M&A appetite for a packaged foods company like BEF Foods

- ✓ Our nominees believe that now is an excellent time to perform a full strategic review of BEF Foods, which may contemplate a sale of the business, a spin-off or split-off of the business, or its retention
- ✓ Our nominees would recommend that the Company retain a qualified and impartial financial advisor to determine the best path forward for BEF Foods



$65
$60
$55
$50
$45
$40
$35
$30
Price Per Share
May-14
Jun-14
Jul-14
Pilgrim's
June 3, 2014: Pilgrim's Pride offers to acquire Hillshire for $7.7 billion ($55/share)
Pilgrim's
May 27, 2014: Pilgrim's Pride offers to acquire Hillshire for $6.4 billion ($45/share)
Tyson
June 9, 2014: Tyson Foods agrees to acquire Hillshire for $8.6 billion ($63/share)
Tyson
May 29, 2014: Tyson Foods offers to acquire Hillshire for $6.8 billion ($50/share)
Hillshire
BRANDS

"You might think this Bob Evans story sounds boring, but I have to tell you, this is a powerful story.... It's got the potential for a value enhancing breakup of the kind I'm always telling you about. And based on what other companies have been paying for acquisitions in the food and restaurant spaces, particularly the packaged meat aisle, I think the sum of Bob Evans' parts might end up being worth a heck of a lot more than the whole.

"[T]here's real value here. If only Management could be pushed into unlocking it, but currently they seem to be content with these mediocre results....

"Think about it, what does Bob Evans' grocery business, which is chalk-full of packaged meats, remind you of? It looks a lot like Hillshire Brands! Which is now getting acquired by the Tyson Foods family... for a truly gargantuan premium."

– *Jim Cramer, CNBC*

Mad Money, June 12, 2014

Vrxufh=FdslwdoIT



Aron Schwartz on Realizing Full Value for Assets

As a private equity investor for over 15 years focused on consumer-oriented businesses underperforming their potential at ACON Investments, Avenue Capital and Fenway Partners, Mr. Schwartz has invested in or performed diligence on numerous restaurant and food processing companies and has successfully driven many strategic overhauls and operational turnarounds

"Over my career I have recruited management teams that have prudently allocated capital to lower processing costs and implemented efficiency metrics that drove financial performance. I have also seen several situations where the integration of a supplier and its customer resulted in dissynergies in spite of management assertions to the contrary. Those experiences have taught me that when a customer 'captures' its supplier, suboptimal decisions are made that ultimately hurt the performance of both sides of the business.

"I am genuinely excited by the numerous opportunities to create value at Bob Evans. If Bob Evans refocuses on its core restaurant division, I am confident it will not only improve its margins but also grow its overall revenue."

– Aron Schwartz, Director Nominee

Realizing Full Value for Assets: BEF Foods (cont.)

"When I look at Bob Evans' structure I see a company with two divisions that are both performing substantially below their potential. A company with two disparate operating divisions not only confuses research analysts and investors alike, but also imposes a very real operational penalty in the form of reduced operational flexibility as well as an inability to capitalize on the scale of alternative suppliers for the restaurant division and to achieve maximum efficiency for the BEF Foods division. This leads to higher costs and a corporate culture that is less responsive to market changes in both divisions. While management asserts sow prices are to blame for reduced profitability at BEF Foods, the fact of the matter is that non-input costs as a percentage of sales are up 730bps since FY 2012 at BEF Foods while inputs costs are actually down 260bps, suggesting much of BEF Foods' margin disadvantage relative to others is self-inflicted and/or due to insufficient scale.

Commodity Prices Are Not Solely to Blame for the Poor Performance at BEF Foods

($ in thousands)	BEF Foods FY 2012 *(as adjusted)*	BEF Foods FY 2013 *(as adjusted)*	BEF Foods FY 2014
Net sales	$ 314,720	$ 348,808	$ 371,973
Operating income	20,206	18,637	5,991
Cost of sales	57.5 %	50.8 %	54.9 %
Operating wages and fringe benefit expenses	8.9 %	10.7 %	10.9 %
Other operating expenses	6.0 %	8.0 %	9.1 %
SG&A	18.3 %	21.5 %	18.5 %
Depreciation and amortization expense	3.0 %	3.6 %	4.2 %
Impairment of assets held for sale	— %	— %	0.8 %
Operating income	6.4 %	5.3 %	1.6 %

Gross Margins up 260 bps

Other non-ingredient costs up 730 bps

"Fortunately, the Hillshire transaction shows that assets like BEF Foods can be monetized at compelling valuations in this market. With valuations as high as they are, it is incumbent for a board to evaluate all of its strategic alternatives."

– Aron Schwartz, Director Nominee

Vrxufh=VHF ilolqjv

SANDELL CASTLERIGG INVESTMENTS

Top-Line Improvement

Bottom-Line Improvement

Realizing Full Value for Assets

Changing the Corporate Culture

- Improve Corporate Governance Structure
- Ensure that Corporate Culture matches Corporate Brand
- Continuity and Transition Planning

Changing the Corporate Culture: Improve Corporate Governance Structure

Despite the Company's claims of "embracing good governance," we believe that Bob Evans requires numerous structural governance changes

We agree that certain well-performing companies should be afforded governance-latitude (e.g. combined Chairman & CEO position), however, considering Bob Evans abysmal performance and poor Board stewardship, our nominees recommend that the Board take steps to implement the following structural changes to the Company's Corporate Governance:

- ✓ Immediate and permanent separation of Chairman & CEO
- ✓ Institute Director term limits
- ✓ Adopt Institutional Shareholder Services' ("ISS") definition of Independent Outside Director[1] (in lieu of the Company's current policy which follows NASDAQ rules in its determination of director independence)

Bob Evans' poor performance necessitates governance changes which, if enacted, will further empower shareholders to hold the Board and management accountable

4 Qrwh=LVV ghilqhv dq ŠLqghshqghqwRxwvlgh Gluhfwruõdv rqh z khuh wkhuh lv=ŠQr p dwhuldofrqqhfwlrq wr wkh frp sdq| rwkhuwkdq d erdug vhdwõz khuh Šp dwhuldõ lv ixuwkhughilqhg dv=Šd vwdqgdug riuhodwlrqvkls +ilqdqfldo/shuvrqdorurwkhuz lvh,wkdwd uhdvrqdeoh shuvrq p ljkwfrqfoxgh frxog srwhqwldo| lqioxhqfh rqhŮv remhfwlylw| lq wkh erdugurrp lq d p dqqhuwkdwz rxog kdyh d p hdqlqjixolp sdfwrq dq lqglylgxdoŮv deldw| wr vdwlvi| uhtxlvlwh ilgxfldu| vwdqgdugv rq ehkdoi ri vkduhkroghuvõ +hp skdvlv dgghg,1

SANDELL CASTLERIGG INVESTMENTS

Changing the Corporate Culture: Improve Corporate Governance Structure (cont.)



Charles Elson on Bob Evans' Corporate Governance

Charles Elson is one of the foremost authorities on corporate governance issues in the United States and has served on the boards of directors of many publicly-traded companies, including HealthSouth since 2004, as well as the previous boards of AutoZone, Alderwoods Group, Neuvo Energy, Sunbeam, and Circon

"The conduct that has been demonstrated by the Board of Directors at Bob Evans is deeply troubling and synonymous with out-of-date and highly problematic governance policies. It is my belief that this entire Board needs a substantial and comprehensive overhaul in order to address the many problems that have plagued the Company. I am in support of the changes being sought by the shareholders and welcome the opportunity to be part of a re-constituted Board as it seeks to re-position Bob Evans."

– Charles Elson, Director Nominee

SANDELL CASTLERIGG INVESTMENTS

Changing the Corporate Culture: Ensure that Corporate Culture Matches Corporate Brand

Bob Evans has fallen far from its modest “Farm Fresh” roots and has morphed into an HQ-centric, top-heavy organization

The Company’s corporate culture is a world away from the realities of its customer-facing-staff and customers

Our Nominees believe that for Bob Evans to be successful, the Company requires a **cultural-homecoming** where the corporate staff and its senior leadership begin behaving like a “Small Town Sausage and Eggs” company

- ✓ Reexamine the optics of certain leadership-perks (e.g. corporate jet)
- ✓ Push authority down the corporate structure to customer-facing staff

> ***"Changing a company's culture is the cornerstone to any turnaround. In this case, it would mean having the entire Bob Evans organization re-aligned around a simple but profound focus and direction, which would mean going back to the roots of what made this an outstanding brand: Great, family-style food made fresh daily from the farm and treating every guest as if they were being served in your home."***
>
> *– Steve Lynn, Director Nominee*

> ***“The service orientation has changed since I was there. The plane, the opulent headquarters, and the overall approach from current management is completely disconnected from the on-the-ground reality of employees and customers. For Bob Evans to be successful, the focus on service must flow from the top down.”***
>
> *– Joe Crace, Alternate Director Nominee and Former Group VP of Corporate Development at Bob Evans*

Dan Evans, CEO of BOBE (1971 - 2000) used to stay at motels (Red Roof Inn) when travelling on business and – zrxog vkduh klv urrp with a fellow executive



Vrxufh=Mrh Fudfh/Dowhuqdwh GluhfwruQrplqhh dqg Iruphu Jurxs YS riFrusrudwh Ghyhorsphqw dwEre Hydqv

SANDELL CASTLERIGG INVESTMENTS

Changing the Corporate Culture: Continuity and Transition Planning

Given the un-challenged, vise-like grip with which Chairman and CEO Steven Davis has run Bob Evans, along with the close personal relationships among current Directors, it is our strongly-held belief that only by dramatically changing the composition of the Board by removing the vast majority of legacy Directors can meaningful improvements be implemented and effective management oversight be brought to bear

Given the millions of dollars that Bob Evans has spent, and intends to spend, fighting our efforts to effect change at the Company, coupled with the intransigence still demonstrated by Steven Davis, it is clear that the recent addition of three new directors has done little to influence the rigid, stale way of thinking of the other nine legacy Directors that currently comprise the Board

In order to effectively govern, a Board needs to function as a cohesive unit and the presence of too many legacy Directors that may continue to embrace the mentality of the past would be neither constructive in terms of Board dynamics nor conducive to effective governance

- Furthermore, we do not believe these Directors have earned the right to represent shareholders on this Board

As there are expected to be 12 Board seats, our slate of eight Director Nominees would still allow for some degree of continuity, as up to four existing Directors would remain on the Board and we are hopeful that they will be constructive in Board deliberations as well as provide the context behind some of the Company's current policies

Electing the eight Director Nominees allows for continuity as well as provides for a highly-experienced interim management team should current management be unable or unwilling to work constructively with the new Board

Changing the Corporate Culture: Continuity and Transition Planning (cont.)

If needed, there is a team from Reconstruction Partners that would be able to offer its services to the Board if the Board deems it necessary in order to ensure a smooth transition should existing management prove unable or unwilling to work with the new Directors

- Reconstruction Partners is a firm founded by Steve Lynn, consisting of three principals who collectively have over 120 years of restaurant experience and offers strategy, restructuring, refranchising, and interim management services to chain restaurant companies

> ***"If needed, the newly-constituted Board would run a comprehensive CEO search process which would include internal and external candidates. If necessary, making sure we have the right CEO in place at Bob Evans would be a key responsibility of the Board."***
>
> \- Charles Elson, Director Nominee

Refresh Bob Evans

Nominees

*"We think **the Bull argument [for BOBE] centers around Sandell Asset Management winning the proxy contest** by replacing a majority of the board of directors."*

KeyBanc, July 10, 2014 (emphasis added)

Doug Benham



- ✓ Former President and CEO of Arby's Restaurant Group, Doug Benham led the revitalization of the $3 billion Arby's chain of 3,500 restaurants, increasing company-operated restaurant EBITDA by over 100%
- ✓ Mr. Benham was previously Chief Financial Officer and a director of RTM Restaurant Group, the largest franchisee of any nature in the United States, where he was instrumental in leading the strategic and financial planning for the company as its store base increased from 212 to 773 restaurants
- ✓ Mr. Benham has served on the board of directors of several companies, including the publicly-traded restaurant companies O'Charley's Inc. from 2008 until its sale in 2012 and Sonic Corporation from 2009 to 2014
- ✓ Mr. Benham is a Certified Public Accountant and has a wide range of expertise that spans all areas of restaurant operations and finance and has been on the audit committees of four public filing companies

Mr. Benham has been instrumental in achieving the successful growth and overseeing the enhanced finances of several restaurant chains

SANDELL
CASTLERIGG INVESTMENTS

Charles Elson



JOHN L. WEINBERG CENTER FOR CORPORATE GOVERNANCE

HEALTHSOUTH

AutoZone

Sunbeam

ALDERWOODS GROUP

- ✓ Charles Elson is one of the foremost authorities on corporate governance issues in the United States
- ✓ Professor Elson is "Of Counsel" to the law firm of Holland & Knight and holds the Edgar S. Woolard, Jr. Chair in Corporate Governance at the University of Delaware
- ✓ Professor Elson has written extensively on the subject of boards of directors and is Vice Chairman of the ABA Business Law Section's Committee on Corporate Governance
- ✓ In addition to his extensive knowledge of and experience in matters relating to corporate governance, Professor Elson has served on the board of directors of HealthSouth since 2004, in addition to the previous boards of AutoZone, Alderwoods Group, Nuevo Energy, Sunbeam, and Circon

Professor Elson has an outstanding track-record of instilling good governance practices and forging consensus on fractured boards

David Head



- ✓ President and CEO of Primanti Brothers, Inc., David Head has a broad skill set and deep operational experience in the restaurant industry, bringing valuable perspective through his track record of refining and repositioning restaurant brands
- ✓ With over 35 years of experience in the industry, Mr. Head is widely regarded as one of the leading brand revitalization experts in the U.S.
- ✓ Mr. Head was formerly President and CEO of O'Charley's Inc. where he oversaw its successful turnaround and subsequent sale in 2012
- ✓ In addition, Mr. Head was previously CEO and President of Captain D's Seafood Kitchen, an operator and franchisor of over 500 quick-service seafood restaurants generating nearly $500 million in annual revenue, as well as President and CEO of Romacorp and CEO of the former Houlihan's Restaurant Group
- ✓ Additionally, Mr. Head successfully led franchised start-up restaurants in the Applebee's International, Inc. and Red Robin International, Inc. bar and grill systems

Mr. Head has extensive experience improving restaurant operations and repositioning restaurant brands

Steve Lynn



- ✓ Founder and Partner of Reconstruction Partners, LLC, a firm that offers strategy, restructuring, refranchising, and interim management services to chain restaurant companies, Steve Lynn has over 40 years of experience in the restaurant industry
- ✓ Mr. Lynn spent 12 years as Chairman and CEO of Sonic Corporation, where he built the management team that transformed the company into the nation's largest chain of drive-in restaurants with over $3 billion in system-wide sales
- ✓ Subsequent to Sonic, Mr. Lyon led Shoney's, Inc. as the company's Chairman and CEO, where he oversaw a chain of over 1,500 owned and franchised restaurants
- ✓ Mr. Lynn currently sits on the board of Krispy Kreme Doughnuts, Inc. and was the past Chairman of the International Franchise Association

Mr. Lynn has overseen the operational restructuring of several companies and has a vast wealth of experience in restaurant franchising

Annelise Osborne



- ✓ Senior Credit Officer at Moody's Investor Services, Annelise Osborne has over 15 years of finance experience that encompasses a wide range of transactions
- ✓ Ms. Osborne has a deep knowledge of real estate and has led sizeable teams of analysts involved in assessing transactions involving floating and fixed rate credits across various asset classes
- ✓ Recently recognized as by the Real Estate Forum as a Woman of Influence for 2014
- ✓ Ms. Osborne, a CMBS committee chair, has been a voting member of various REIT, CDO, and Public Finance ratings committees and led the Moody's team responsible for developing the firm-wide methodology and quantitative framework for the valuation and analysis of loans secured by office properties
- ✓ Ms. Osborne previously worked as a Deputy Director and Senior Consultant at Jones Lang LaSalle and was an Associate at W.P. Carey
- ✓ Ms. Osborne graduated from The College of William and Mary with a B.A. in Economics and has an M.B.A. from Columbia Business School

Ms. Osborne brings great insight regarding matters of credit-worthiness complemented by an extensive understanding of commercial real estate

Aron Schwartz



- ✓ Managing Partner at AKON Investments, LLC and Founder of Constructivist Capital, LLC, Aron Schwartz has been a private equity professional for over 15 years and has been involved in the acquisition, supervision, and growth of many companies
- ✓ Mr. Schwartz was a Managing Director at the private equity firm Fenway Partners from 1999 to 2011, where he actively served on the boards of directors and was intimately involved in the financing and operations of several portfolio companies, with significant experience in many functional areas including strategic planning, corporate finance, and management selection
- ✓ Mr. Schwartz was previously an Associate in the Financial Entrepreneurs Group at Salomon Smith Barney
- ✓ Mr. Schwartz received a J.D. and an M.B.A. with honors from UCLA and graduated cum laude with a B.A. in International relations and a B.S.E. in Economics from The Wharton School at the University of Pennsylvania
- ✓ Mr. Schwartz is a Certified Management Accountant and a member of the California State Bar

The 'investor-lens' of Aron Schwartz has encompassed all areas of strategy, operations and finance at numerous private-equity backed companies

Michael Weinstein



TRIARC

- ✓ Former CEO of the Triarc Beverage Group, where he successfully orchestrated the purchase of Snapple for $300 million and its subsequent sale three years later for $1.5 billion, Mr. Weinstein is a highly-respected professional who has delivered tremendous value to shareholders at several companies
- ✓ Previously, Mr. Weinstein was President and COO of A&W Brands subsequent to its IPO through to its sale to Cadbury Schweppes, which returned initial equity holders over 200 times their original investment in a seven year period
- ✓ Mr. Weinstein brings significant sales, marketing, and product development expertise, particularly as it relates to food and beverage products, and has served on the board of Dr. Pepper Snapple from 2009 to 2012 as well as the board of the HJ Heinz Company from 2006 until its sale to 3G Capital in 2013
- ✓ Mr. Weinstein graduated with a B.A. degree with honors in Economics from Lafayette College and received an M.B.A. from Harvard Business School

Mr. Weinstein has achieved tremendous success in the food and beverage industry and is a proven "marketing guru"

Lee Wielansky



- ✓ Chairman and CEO of Midland Development Group, which focuses on the development of retail properties in the mid-west and southeast and was the largest developer of Kroger supermarket-anchored shopping centers in the United States, Lee Wielansky has over 37 years of real estate experience
- ✓ Mr. Wielansky was previously President and CEO of JDN Development Company, which was a wholly-owned subsidiary of JDN Realty Corporation, a publicly-traded REIT with more than $1 billion in assets that merged with Developers Diversified Realty Corporation
- ✓ Mr. Wielansky was formerly Managing Director – Investments and on the board of Regency Centers Corporation, a leading operator and developer of shopping centers encompassing more than 30 million square feet of real estate in 300 centers across in the United States
- ✓ Mr. Wielansky is Lead Trustee of the $1.5 billion publicly-traded REIT Acadia Realty as well as a director of Isle of Capri Casinos and Pulaski Financial Corp

Mr. Wielansky has enjoyed great success negotiating the purchase, development, and sale of billions of dollars of commercial real estate

Refresh Bob Evans

Appendix

Performance Case Study: Bob Evans vs. Cracker Barrel

(Last Fiscal Year)

Bob Evans		Cracker Barrel
$1,329 million	Total Revenue	$2,665 million
561	Store Count	625
Non-Franchised	Business Model	Non-Franchised
$9.23	Average Check	$9.68
No	Serves Alcohol	No
86%	% Restaurants Owned	66%

Cracker Barrel is the most comparable family dining peer to Bob Evans…

Vrxufh=VHF ilolqjv

Performance Case Study: Bob Evans vs. Cracker Barrel (cont.)

Bob Evans		Cracker Barrel Old Country Store
Yes	Non-Core Segments	No[2]
14	Average Board Tenure[1]	4
13.7%	SG&A as a % of Revenue[1]	7.7%
$2.6 million	Revenue Per Corporate Employee[1]	$5.5 million
107.5%	5-Year TSR[3]	228.7%
No	Separate Chairman and CEO[1]	Yes

…yet Bob Evans compares poorly to Cracker Barrel in several key areas

4 Vrxufh=VHF ilolqjv +odvw ilvfdo |hdu,>Uhiuhvk Ere Hydqv dqdo|vlv>+Ere Hydqv lqglfdwhg erdug whqxuh lv ehiruh Vdqghoo¶v lqyroyhphqw,
5 Qrwh=FudfnhuEduuhoghulyhv dssur{lpdwho| 53(ri lwv uhyhqxh iurp vdohv lq lwv uhvwdxudqwjliwvkrsv zklfk zh fdwhjrul}h dv sduw ri wkhlu fruh exvlqhvv
6 Qrwh=WrwdoVkduhkroghuUhwxuq +WVU,>Vrxufh=Eorrpehuj +dv riDsulo54/5347/zklfk zdv sulru wr Vdqghoo¶v qrplqdwlrq ri lwv lqghshqghqwvodwh,

Performance Case Study: Bob Evans vs. Cracker Barrel (cont.)

Cracker Barrel operates more than 600 stores, located in 42 states, serving breakfast, lunch, and dinner in the dining room, and offering a wide variety of decorative and functional items within their gift shops

A long-time laggard in family and casual dining, Cracker Barrel started to turn around after appointing a new CEO in September 2011 who immediately implemented a six point plan[1]:

1. Introduce a new marketing messaging to better connect with our existing and potential guests
2. Implement refined menu and pricing strategies to increase variety and affordability
3. Implement enhancements to restaurant operating platform to generate sustained improvements in the guest experience
4. Drive retail sales growth by continuing to reviewing and refining retail assortment to deliver value
5. Implement initiatives to reduce costs to offset a portion of the impact of higher food commodity costs
6. Leverage our strong cash flow generation to both reinvest in the business, as well as increase return on capital to shareholders


Five Year Total Shareholder Return[2]
300%
275%
250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Cracker Barrel
Old Country Store
+228.7%
Bob Evans
+107.5%

Cracker Barrel has outperformed Bob Evans by 92.4% since it announced its six point strategic priorities plan in September 2011

Bob Evans could learn from Cracker Barrel's recent value-creating maneuvers

4 Vrxufh=FudfnhuEduuhoT7 5344 Hduqlqjv Fdoo/Vhswhp ehu46/5344

5 Vrxufh=Eorrp ehuj +dv riDsulo54/5347/zklfk zdv sulruwr Vdqghoo*v qrp lqdwlrq rilw lqghshqghqwvodwh,

SANDELL CASTLERIGG INVESTMENTS

Revenue per Corporate Employee

Revenue Per Corporate Employee	Bob Evans	BJ's	Bloomin' Brands	Brinker International	The Cheesecake Factory	Cracker Barrel Old Country Store	Darden	Red Robin	Texas Roadhouse	Average ex-BOBE
Corporate/Support Office Headcount (Last Fiscal Year)	512	195	860	644	400	492	NA	315	476	
Revenue (FY 2014E) +' lq p lodrqv,	$1,329	$854	$4,438	$2,914	$2,001	$2,720	$6,286	$1,114	$1,556	
Revenue Per Employee +' lq wkrxvdqgv,	$2,595	$4,381	$5,161	$4,525	$5,001	$5,528	NA	$3,537	$3,268	$4,486

Vrxufh=VHF ilolqjv>Eorrp ehuj>Qrwh=Ere Hydqv uhiohfw dfwxdo I\ 5347 uhvxow>Frusrudwh hp sor|hh khdgfrxqw dw wkh hqg ri I\ 5346>wkh Frp sdq| glg qrw glvforvh lw frusrudwh hp sor|hh khdgfrxqw iru I\ 5347

Investors:
MacKenzie Partners, Inc.
Dan Burch or Larry Dennedy
(212) 929-5500

Press/Media:
Sloane & Company
Elliot Sloane or Dan Zacchei
(212) 446-1860 or (212) 446-1882